UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483), except for the review report of the independent registered public accounting firm included on page 1 and all references thereto.

BANCO SANTANDER (BRASIL) S.A.

TABLE OF CONTENTS

Item

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2012 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

BANCO SANTANDER (BRASIL) S.A. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Deloitte Touche Tohmatsu Rua José Guerra, 127 04719-030 - São Paulo - SP Brasil Tel.: +55 (11) 5186-1000 Fax: +55 (11) 5181-2911 www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders and Management of

Banco Santander (Brasil) S.A.

São Paulo, SP

Introduction

We have reviewed the interim consolidated balance sheet of Banco Santander (Brasil) S.A. as of June 30, 2012 and the related statements of income and comprehensive income for the three and six-month period then ended, and changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and presentation of this interim consolidated financial information in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB. Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial information does not present fairly, in all material respects, in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB.

“Deloitte” refere-se à sociedade limitada estabelecida no Reino Unido “Deloitte Touche Tohmatsu Limited” e sua rede de firmas-membro, cada qual constituindo uma pessoa jurídica independente. Acesse www.deloitte.com/about para uma descrição detalhada da estrutura jurídica da Deloitte Touche Tohmatsu Limited e de suas firmas-membro.

© Deloitte Touche Tohmatsu. Todos os direitos reservados.

Deloitte Touche Tohmatsu

Other Issues

Statements of Value Added

We have also reviewed the statement of value added (DVA) for the six-month period ended June 30, 2012, prepared under the responsibility of the Management, the presentation of which is required by Brazilian Corporate Law for publicly-held companies, and is considered as supplemental information for IFRS that does not require the presentation of DVA. This statement was subject to the same review procedures described above and, based on our review, nothing has come to our attention that cause us to believe that it is not prepared, in all material respects, in relation to the consolidated interim financial information taken as a whole.

The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 25, 2012

/s/ Auditores Independentes	/s/ Gilberto Bizerra de Souza
DELOITTE TOUCHE TOHMATSU	Gilberto Bizerra de Souza
Auditores Independentes	Engagement Partner

© 2012 Deloitte Touche Tohmatsu. All rights reserved.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS
Thousands of Brazilian Reais

ASSETS	Note	June 30, 2012 (unaudited)	December 31, 2011

CASH AND BALANCES WITH THE BRAZILIAN CENTRAL BANK		59,405,014	65,938,003

FINANCIAL ASSETS HELD FOR TRADING	4-a	27,197,680	29,901,495
Debt instruments		21,454,382	25,298,804
Equity instruments		350,924	448,209
Trading derivatives	16-a	5,392,374	4,154,482

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	4-a	1,285,517	665,369
Loans and amounts due from credit institutions		17,768	60,813
Debt instruments		226,746	230,037
Equity instruments		1,041,003	374,519

AVAILABLE-FOR-SALE FINANCIAL ASSETS	4-a	41,925,111	44,608,201
Debt instruments		41,169,877	43,300,354
Equity instruments		755,234	1,307,847

LOANS AND RECEIVABLES	4-a	217,415,413	202,757,191
Loans and amounts due from credit institutions		25,686,489	19,628,861
Loans and advances to customers	14	191,468,582	183,066,268
Debt instruments		260,342	62,062

HEDGING DERIVATIVES	16-a	79,066	80,708

NON-CURRENT ASSETS HELD FOR SALE	5	136,306	132,388

INVESTMENTS IN ASSOCIATES	6	436,649	422,225

TANGIBLE ASSETS		5,200,480	5,008,306

INTANGIBLE ASSETS		32,001,136	31,435,080
Goodwill	8-a	27,217,565	27,217,565
Other intangible assets	8-b	4,783,571	4,217,515

TAX ASSETS		19,290,051	16,250,373
Current		3,315,335	2,077,224
Deferred		15,974,716	14,173,149

OTHER ASSETS		2,838,818	2,686,743

TOTAL ASSETS		407,211,241	399,886,082

The accompanying Notes and Appendix I are an integral part of these financial statements.

LIABILITIES AND EQUITY	Note	June 30, 2012 (unaudited)	December 31, 2011

FINANCIAL LIABILITIES HELD FOR TRADING	9-a	5,657,450	5,047,288
Trading derivatives	16-a	5,506,652	4,709,660
Short positions		150,798	337,628

FINANCIAL LIABILITIES AT AMORTIZED COST	9-a	294,966,526	291,451,686
Deposits from Central Bank of Brazil and deposits from credit institutions		37,965,352	51,527,021
Customer deposits		177,839,935	174,473,891
Marketable debt securities		49,479,893	38,590,423
Subordinated liabilities		11,453,607	10,908,344
Other financial liabilities		18,227,739	15,952,007

HEDGING DERIVATIVES	16-a	133,048	36,071

PROVISIONS	10-a	9,142,874	9,515,295
Provisions for pensions funds and similar obligations		1,301,830	1,246,040
Provisions for contingent liabilities, commitments and other provisions		7,841,044	8,269,255

TAX LIABILITIES		13,733,922	11,875,899
Current		9,633,544	8,127,795
Deferred		4,100,378	3,748,104

OTHER LIABILITIES		3,369,258	3,927,851

TOTAL LIABILITIES		327,003,078	321,854,090

SHAREHOLDERS' EQUITY	11	78,717,214	77,044,886
Issued capital		62,634,585	62,634,585
Reserves		14,545,382	9,950,144
Treasury shares		(167,538)	(112,768)
Profit for the period attributable to the Parent		3,174,785	7,747,925
Less: Dividends and remuneration		(1,470,000)	(3,175,000)

OTHER COMPREHENSIVE INCOME		1,466,156	968,146

NON-CONTROLLING INTERESTS		24,793	18,960

TOTAL EQUITY		80,208,163	78,031,992
TOTAL LIABILITIES AND EQUITY		407,211,241	399,886,082

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONSOLIDATED INCOME STATEMENTS
Thousands of Brazilian Reais, except for per share data

		Three-months ended		Six-months ended
		June 30,		June 30,
	Note	2012	2011	2012	2011

Interest and similar income		13,525,403	12,683,080	27,198,223	24,485,171
Interest expense and similar charges		(5,270,746)	(5,923,410)	(11,206,083)	(11,086,574)
INTEREST NET INCOME	14	8,254,657	6,759,670	15,992,140	13,398,597
Income from equity instruments	14	39,468	44,750	41,787	49,517
Income from companies accounted for by the equity method	6 & 14	17,820	15,256	36,254	33,449
Fee and commission income	14	2,318,195	2,166,504	4,705,618	4,255,651
Fee and commission expense	14	(481,727)	(300,532)	(934,416)	(607,425)
Gains (losses) on financial assets and liabilities (net)	14	(1,475,140)	635,145	(429,752)	1,135,968
Financial assets held for trading		(1,672,762)	498,890	(1,030,583)	951,338
Other financial instruments at fair value through profit or loss		76,923	(1,691)	287,892	2,419
Financial instruments not measured at fair value through profit or loss		116,933	143,676	318,911	183,898
Other		3,766	(5,730)	(5,972)	(1,687)
Exchange differences (net)	14	429,011	141,467	184,492	113,019
Other operating income (expense)	14	(165,720)	(147,354)	(342,819)	(175,703)
TOTAL INCOME		8,936,564	9,314,906	19,253,304	18,203,073
Administrative expenses	12 & 14	(3,198,616)	(2,966,882)	(6,426,585)	(5,926,364)
Personnel expenses		(1,728,129)	(1,581,235)	(3,477,355)	(3,197,051)
Other general expenses		(1,470,487)	(1,385,647)	(2,949,230)	(2,729,313)
Depreciation and amortization	14	(433,745)	(357,096)	(863,455)	(695,249)
Tangible assets		(156,084)	(146,337)	(309,678)	(273,651)
Intangible assets		(277,661)	(210,759)	(553,777)	(421,598)
Provisions (net)	14	(609,350)	(624,055)	(1,141,608)	(1,253,767)
Impairment losses on financial assets (net)	14	(4,323,253)	(2,300,843)	(7,894,361)	(4,359,502)
Loans and receivables	4-b.2	(4,323,253)	(2,300,843)	(7,894,361)	(4,359,502)
Impairment losses on other assets (net)	14	(2,560)	(4,767)	8,210	(13,963)
Other intangible assets		1,200	(1,283)	1,677	(8,950)
Other assets		(3,760)	(3,484)	6,533	(5,013)
Gains on disposal of assets not classified as non-current assets held for sale	7-a &14	421	(58)	1,921	1,487
Gains on non-current assets held for sale not classified as discontinued operations	14	7,075	(22,403)	12,754	4,819
OPERATING PROFIT BEFORE TAX		376,536	3,038,802	2,950,180	5,960,534
Income taxes		1,082,580	(956,059)	232,144	(1,806,620)
PROFIT FOR THE PERIOD		1,459,116	2,082,743	3,182,324	4,153,914
Profit attributable to the Parent		1,456,118	2,082,747	3,174,785	4,151,446
Profit (loss) attributable to non-controlling interests		2,998	(4)	7,539	2,468

EARNINGS PER SHARE (Brazilian Reais)
Basic earning per 1,000 share (Brazilian Reais - R$)
Common shares		3.50	4.99	7.62	9.94
Preferred shares		3.84	5.49	8.38	10.93
Diluted earning per 1,000 share (Brazilian Reais - R$)
Common shares		3.49	4.99	7.61	9.94
Preferred shares		3.84	5.49	8.38	10.93
Net profit attributable - basic (Brazilian Reais - R$)
Common shares		742,073	1,061,368	1,617,941	2,115,577
Preferred shares		714,045	1,021,379	1,556,844	2,035,869
Net profit attributable - diluted (Brazilian Reais - R$)
Common shares		742,067	1,061,368	1,617,925	2,115,577
Preferred shares		714,050	1,021,379	1,556,860	2,035,869
Weighted average shares outstanding (in thousands) - basic
Common shares		212,316,277	212,841,732	212,358,722	212,841,732
Preferred shares		185,724,699	186,202,385	185,763,285	186,202,385
Weighted average shares outstanding (in thousands) - diluted
Common shares		212,396,418	212,841,732	212,469,143	212,841,732
Preferred shares		185,797,555	186,202,385	185,863,668	186,202,385

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Thousands of Brazilian Reais

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011

PROFIT FOR THE PERIOD	1,459,116	2,082,743	3,182,324	4,153,914

OTHER COMPREHENSIVE INCOME	381,369	(113,237)	498,010	(241,755)
Available-for-sale financial assets	916,598	(134,362)	1,304,272	(380,001)
Valuation adjustments	1,033,531	9,314	1,623,183	(196,103)
Amounts transferred to income statement	(116,933)	(143,676)	(318,911)	(183,898)
Cash flow hedges	(302,854)	(7,394)	(440,409)	(2,270)
Valuation adjustments	(302,853)	(7,394)	(440,246)	(2,270)
Amounts transferred to income statement	(1)	-	(163)	-
Net investment hedge	(100,096)	-	(204,315)	-
Exchange variation of investees located abroad	100,096	-	204,315	-
Income taxes	(232,375)	28,519	(365,853)	140,516
TOTAL COMPREHENSIVE INCOME	1,840,485	1,969,506	3,680,334	3,912,159

Attributable to the parent	1,837,487	1,969,510	3,672,795	3,909,691
Attributable to non-controlling interests	2,998	(4)	7,539	2,468
TOTAL	1,840,485	1,969,506	3,680,334	3,912,159

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Thousands of Brazilian Reais

		Equity Attributable to the Parent								Non-controlling Interests	Total Equity
		Shareholders' Equity						Other Comprehensive Income	Total
	Note	Share Capital	Reserves	Treasury shares	Profit Attributed to the Parent	Dividends and Remuneration	Total Shareholders' Equity

Balances at December 31, 2010		62,634,585	6,094,885	-	7,382,093	(3,540,000)	72,571,563	783,755	73,355,318	8,076	73,363,394

Total comprehensive income		-	-	-	4,151,446	-	4,151,446	(241,755)	3,909,691	2,468	3,912,159
Other Changes in Equity
Appropriation of net profit		-	7,382,093	-	(7,382,093)	-	-	-	-	-	-
Dividends and interest on capital		-	(3,540,000)	-	-	1,540,000	(2,000,000)	-	(2,000,000)	-	(2,000,000)
Equity-instruments-based payment		-	4,674	-	-	-	4,674	-	4,674	-	4,674
Other		-	-	-	-	-	-	-	-	(303)	(303)
Balances at June 30, 2011		62,634,585	9,941,652	-	4,151,446	(2,000,000)	74,727,683	542,000	75,269,683	10,241	75,279,924

Balances at December 31, 2011		62,634,585	9,950,144	(112,768)	7,747,925	(3,175,000)	77,044,886	968,146	78,013,032	18,960	78,031,992

Total comprehensive income		-	-	-	3,174,785	-	3,174,785	498,010	3,672,795	7,539	3,680,334
Other Changes in Equity
Appropriation of net profit		-	7,747,925	-	(7,747,925)	-	-	-	-	-	-
Dividends and interest on capital	11-b	-	(3,175,000)	-	-	1,705,000	(1,470,000)	-	(1,470,000)	-	(1,470,000)
Equity-instruments-based payment		-	22,952	-	-	-	22,952	-	22,952	-	22,952
Treasury shares	11-c	-	(51)	(54,770)	-	-	(54,821)	-	(54,821)	-	(54,821)
Other		-	(588)	-	-	-	(588)	-	(588)	(1,706)	(2,294)
Balances at June 30, 2012		62,634,585	14,545,382	(167,538)	3,174,785	(1,470,000)	78,717,214	1,466,156	80,183,370	24,793	80,208,163

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONSOLIDATED CASH FLOW STATEMENTS
Thousands of Brazilian Reais

		June 30,
	Note	2012	2011
1. CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated profit for the period		3,182,324	4,153,914
Adjustments to net profit		9,626,815	6,026,977
Depreciation of tangible assets		309,678	273,651
Amortization of intangible assets		553,777	421,598
Impairment losses on other assets (net)		(8,210)	13,963
Provisions and Impairment losses on financial assets (net)		9,035,969	5,613,269
Net gains on disposal of tangible assets, investments and non-current assets held for sale		(14,675)	(6,306)
Share of results of entities accounted for using the equity method	6-b	(36,254)	(33,449)
Changes in deferred tax assets and liabilities		(227,786)	(260,423)
Others		14,316	4,674
Net (increase) decrease in operating assets		(5,275,109)	(38,726,422)
Cash and Balance with the Brazilian Central Bank		6,783,727	(6,037,159)
Financial assets held for trading		2,703,815	(6,578,754)
Other financial assets at fair value through profit or loss		(620,148)	(462,016)
Available-for-sale financial assets		3,987,319	(8,854,355)
Loans and receivables		(14,463,161)	(14,335,940)
Other assets		(3,666,661)	(2,458,198)
Net increase (decrease) in operating liabilities		(3,334,876)	19,614,271
Financial liabilities held for trading		610,162	552,148
Financial liabilities at amortized cost		(4,949,283)	17,403,320
Other liabilities		1,004,245	1,658,803
Payments of taxes		(1,382,159)	(1,444,375)
Total net cash flows from operating activities (1)		2,816,995	(10,375,635)

2. CASH FLOWS FROM INVESTING ACTIVITIES
Investments		(1,447,118)	(824,458)
Tangible assets	7	(502,382)	(407,526)
Intangible assets		(944,736)	(416,932)
Divestments		25,532	25,768
Tangible assets	7	7,754	19,805
Dividends and interest on capital received		17,778	5,963
Total net cash flows from investing activities (2)		(1,421,586)	(798,690)

3. CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	11-c	(54,770)	-
Issuance of other long-term liabilities	9-b.3	15,891,017	17,946,308
Dividends paid and interest on capital		(1,117,354)	(2,095,095)
Payments of other long-term liabilities	9-b.3	(7,779,540)	(6,283,417)
Increase/Decrease in non-controlling interests		(1,706)	(303)
Total net cash flows from financing activities (3)		6,937,647	9,567,493
NET DECREASE IN CASH (1+2+3)		8,333,056	(1,606,832)
Cash and cash equivalents at beginning of period		9,017,406	9,346,899
Cash and cash equivalents at end of period		17,350,462	7,740,067

Cash and cash equivalents components
Cash		3,793,988	3,289,731
Loans and other		13,556,476	4,450,336
Total of cash and cash equivalents		17,350,464	7,740,067

Non-cash transactions
Foreclosures loans and other assets transferred to non-current assets held for sale		3,062	16,590
Dividends and interest on capital declared but not paid	11-b	1,470,000	1,899,797
Supplemental information
Interest received		28,116,832	23,982,857
Interest paid		12,127,548	10,797,529

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Amounts in thousands of Brazilian Reais - R$, unless otherwise stated

1. General information, basis of presentation of the consolidated interim financial statements and other information

a) General information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the lead institution of the financial and non-financial group (Conglomerate Santander) with the Central Bank of Brazil (Bacen), established as a corporation, with main offices at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as multiple bank and through its subsidiaries carries out its operations through three segments (note 14): (i) Commercial Bank, (ii) Global Wholesale Bank, which operate with commercial, exchange, investment, credit and financing, mortgage lending, leasing, credit cards and securities brokerage, and (iii) Asset Management, capitalization, asset management, insurance and private pension brokerage. Its operations are conducted as part of a set of institutions that operate on an integrated financial markets and capital.

The consolidated interim financial statements for the period ended on June 30, 2012 was approved by the Board of directors at the meeting held on July 25, 2012.

b) Basis of presentation of the consolidated interim financial statements

These consolidated interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

In accordance with IAS 34, the interim financial information is intended only to provide an update on the content of the latest consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurred during the period, rather than duplicating information reported in the consolidated financial statements previous presented. Accordingly, these interim financial statements do not include all the information required for consolidated financial statements prepared under IFRS as adopted by the IASB. To properly understand the information in these interim financial statements, these should be read together with the Bank’s consolidated financial statements for the year ended December 31, 2011.

The accounting policies and methods used in preparing these consolidated interim financial statements are the same as those applied in the consolidated financial statements for 2011.

Paragraph 10 of revised IAS 1 - Presentation of Financial Statements provides the possibility of changing the names of the financial statements. The terminology to be used to refer to the financial statements is as follows:

• Balance sheet becomes the statement of financial position;

• Statement of recognized income and expense becomes the statement of comprehensive income; and

• Cash flow statement becomes the statement of cash flows.

The Bank has opted to present income and expense items in two separate statements. Additionally, in preparing the consolidated interim financial statements the Bank has retained the names of the financial statements used in the consolidated financial statements for 2011 and 2010. Bank began to adopt the terminology statement of comprehensive income from March 31, 2012.

Standards and Interpretations effective subsequent to June 30, 2012

The Bank has not yet adopted the following new or revised IFRS or Interpretations, which have been issued but their effective date is subsequent to the date of these financial statements:

• IFRS 9 – Financial Instruments: Recognition and Measurement – The main changes of IFRS 9 compared to IAS 39 are: (i) All recognized financial assets that are currently in the scope of IAS 39 will be measured at either amortized cost or fair value; (ii) IFRS 9 does not retain IAS 39’s concept of embedded derivatives for hybrid contracts if the host contract is a financial asset within the scope of IFRS 9; (iii) the guidance included in IFRS 9 retains the classification criteria for financial liabilities currently contained in IAS 39. However, there are two key differences, relating to presentation and measurement, compared to IAS 39: (a) the presentation of the effects of changes in fair value attributable to a liability’s credit risk; and (b) the elimination of the cost exemption for derivative liabilities to be settled by delivery of unquoted equity instruments.

• Amendment to IFRS 7 - Financial Instruments: disclosures - encourages qualitative disclosures in the context of the quantitative disclosure required tohelpusersin comparing the financial statements.

• The amendments to IAS 1 - Presentation of Financial Statements – IASB has also issued the "Presentation of Comprehensive Income Items". The changes are the result of a joint project with the Financial Accounting Standards Board (FASB) and provides guidance on the submission of the items contained in the statement of comprehensive income and its respective classification.

• IFRS 10 - Consolidated Financial Statements replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (2008) and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (so whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has i) power over the investee; ii) exposure, or rights, to variable returns from its involvement with the investee; and iii) the ability to use its power over the investee to affect the amount of the returns.

• IFRS 11 - Joint Arrangements introduces new accounting requirements for joint arrangements, which replaces IAS 31 - Interests in Joint Ventures. According to IFRS 11, will be obligatory to use the equity method and is not allowed to choose the method of accounting for jointly controlled entity. The fundamental principle of IFRS 11 is that parts of a joint venture agreement must determine the type of joint venture in question, based on the assessment of rights and obligations and, according to the accounting for the type of joint venture. There are two types of joint ventures:

- Joint Operations: Rights and obligations on the assets and liabilities related to the agreement. The parties acknowledge their assets, liabilities and related income and expenses.

- Joint Venture: Rights to the net assets of the Agreement. The parties acknowledge their investments by the equity method.

• IFRS 12 - Disclosures of Involvement with Other Entities requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to allow that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

• IAS 27 - Consolidated and Separate Financial Statements (2011) - keeps the requirements relating to separate financial statements. The other portions of IAS 27(2008) are replaced by IFRS 10.

• IAS 28 - Investments in Associates (2011) - amended IAS 28 Investments in Associates (2008) to conform changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

• IFRS 13 - Fair Value Measurement - On 12 May 2011, the IASB also issued IFRS 13, which replaces the guidance on fair value measurement in existing IFRS accounting literature with a single standard. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value.

•IAS19 – Employee Benefits (2011) - On June 16, 2011, the IASB issued a new version of IAS 19, the IASB which mainly determines changes in accounting for defined benefit plans eliminating the option of the current model for the application of the “corridor” method for recognition of actuarial gains and losses.

Eliminating the application of the “corridor” method, actuarial gains and losses are fully recognized in equity of the sponsoring entity in other comprehensive income and the financial statements of the entity fully reflect the surplus or deficit of the defined benefit plans.

Excep to IFRS 9 and their disclosure items referred to transient changes in IFRS 7 for which the IASB postponed on December 16, 2011 the date for mandatory adoption to January 2015 and the amendment to IAS 1 - Presentation of Financial Statements - Clarifications on the Statement of Comprehensive Income with the adoption of the amendments from 1 July 2012, the others standards have an effective date for annual periods beginning on January 2013, with earlier application permitted. The early adoption for financial institutions in Brazil is subject to the pronouncements issued by the IASB, translated into Portuguese by a Brazilian entity accredited by the International Accounting Standards Committee Foundation (IASC Foundation). However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without technically early applying of the others items of IFRS.

The managers does not expect the adoption of the above-mentioned standards and interpretations to have a material effect on the consolidated financial statements taken as a whole, except to IFRS 9, which the Bank is analyzing the impacts from the adoption of this standard and the new version of IAS 19 which effects of the first adoption will be recorded as a change in accounting policies in Equity of the Bank in Other Comprehensive Income.

c) Estimates made

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement bases used by the management of the Bank in preparing the consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in conformity with IFRS, are best estimates undertaken in accordance with the applicable standard.

In the consolidated financial statements estimates were made by the management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and disclosure notes.

The main estimates are further discussed on the December 31, 2011, 2010 and 2009 consolidated financial statements. In the period ended on June 30, 2012 there were no significant changes in the estimates made at 2011 year-end besides those indicated in these interim financial statements.

d) Provisions, Contingent assets and liabilities

Note 2-q to the Bank's consolidated financial statements for the year ended December 31, 2011, 2010 and 2009 includes information on the contingent assets and liabilities. There were no significant changes in the Bank’s contingent assets and liabilities between December 31, 2011 and these interim financial statements' reporting date.

e) Comparative information

The information for 2011 contained in these consolidated interim financial statements are presented solely for the purposes of comparison with the information relating to the six-month periods ended June 30, 2012.

f) Seasonality of the Bank’s transactions

Considering the activities conducted by the Bank and its subsidiaries, their transactions are not cyclical or seasonal in nature. Accordingly, no specific disclosures are provided in these explanatory notes to the interim financial statements for the six-month periods ended June 30, 2012.

g) Materiality

In determining the disclosures to be made in relation to the various items in the financial statements or other matters, the Bank, in accordance with IAS 34, took into account their materiality in relation the interim financial statements.

h) Consolidated cash flow statements

In preparing the consolidated cash flow statements, the high liquidity investments with insignificant risk of changes in values and with original maturity lower than ninety days were classified as “cash and cash equivalents”. The Bank classifies as cash and cash equivalents the balances recorded under “Cash and balance with the BrazilianCentral Bank” and "Loans and amounts due from credit institutions" in the consolidated balance sheet, except for restricted resources and long term transactions.

The interest paid and received correspond basically to operating activities of Banco Santander.

i) Functional currency and presentation currency

The consolidated interim financial statements of Banco Santander are presented in Brazilian Reais, functional currency and presentation of these statements.

For each subsidiary, entity under joint control and investment in an unconsolidated company, Banco Santander has defined the functional currency. The assets and liabilities of these entities with functional currency other than the Brazilian Real are translated as follows:

- Assets and liabilities are translated at the exchange rate at the balance sheet date.

- Revenues and expenses are translated at the monthly average exchange rates.

- Gain and losses on translation of net investment are recorded in the statement of comprehensive income, in “exchange rate of investees located abroad”.

j) Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss are, adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each period-end.

Note 2-d to the Bank's consolidated financial statements for the year ended December 31, 2011, 2010 and 2009 includes information on the valuation techniques of financial assets and liabilities.

There were no reclassifications between the Level 1 and Level 2 in the period ended on June 30, 2012 and December 31, 2011. On June 30, 2012 and December 31, 2011 the Bank did not have any financial instrument classified as Level 3.

2. Basis of consolidation

Appendix I include relevant information on the Bank companies that were consolidated. Similar information regarding companies accounted for under the equity method by the Bank is provided on Note 6.

3. Change in the scope of consolidation

a) Establishment of foreign subsidiary

Banco Santander established an independent subsidiary in Spain, Santander Brasil Establecimiento Financieiro de Credito, S.A. (Santander EFC), in order to complement the foreign trade strategy for corporate clients - large Brazilian companies and their operations abroad - and offer financial products and services through an offshore entity that is not established in a jurisdiction with favorable tax treatment.

The approval process of the establishment of foreign subsidiary before the regulatory bodies (Bacen, Spanish Ministerio de Economia y Hacienda and by Banco España was completed on March, 28, 2012. The pay up the share capital of the subsidiary, was carried out, amounting €748 million.

b) Sale of Zurich Santander Brasil Seguros e Previdência S.A. (new corporate name of Santander Seguros S.A.)

Based on the approval issued by Superintendence of Private Insurance (Susep) on August 23, 2011, on October 5, 2011 was held the closing of the sale (the "Transaction"), by Banco Santander of all shares issued by Zurich Santander Brasil Seguros e Previdência S.A. and indirectly of Zurich Santander Brasil Seguros S.A. (new corporate name of Santander Brasil Seguros S.A., subject to the approval of Susep) for (i) Zurich Santander Insurance America, SL (Zurich Santander), a holding company based in Spain held 51% (fifty one percent) by the Zurich Financial Services Ltd. and its affiliates (Zurich) and 49% (forty nine percent) by Banco Santander Spain, and (ii) Inversiones ZS America SPA, a company established in Chile and held by Zurich Santander (Inversiones ZS).

Referred closing understood the actual transfer, (i) by Banco Santander to ZS Insurance of 11,251,174,948 common shares of Zurich Santander Brasil Seguros e Previdência S.A., and to Inversiones ZS of 3 common shares of Zurich Santander Brasil Seguros e Previdência S.A., and payment of the purchase sale price preliminary to Banco Santander, net amounts R$2,741,102 (received in October 5,2011). The assets of Zurich Santander Brasil Seguros e Previdência S.A. R$24,731,463, main represented by R$21,551,422 of debts instruments and equity (public securities, private and fund units specially constituted - guarantors of benefit plans - PGBL / VGBL). The liabilities of Zurich Santander Brasil Seguros e Previdência S.A. amounts R$22,349,428, main represented by R$21,278,718 of liabilities for securities agreements - technical provision for insurance operations and pension plans. The income recognized in this operation was R$424,292, recorded as a result on disposal of non-current assets held for sale not classified as discontinued operations. On June 8, 2012 Susep approved the transfer of the direct control of Zurich Santander Brasil Seguros e Previdência S.A. to Zurich Santander Holding (Espanha), S.L., a holding company based in Spain, 100% held by Zurich Santander, and that is currently the owner of the shares initially transferred to Zurich Santander.

The final sale and purchase price based on the balance sheet to be specially prepared by Zurich Santander Brasil Seguros e Previdência S.A. for the period ended September 30, 2011 released at the first half of 2012 and the price adjustment mechanisms expressly provided for in the Purchase and Sale Agreement dated July 14, 2011, and once set, Banco Santander will disclose it to the general public and make the offering of preemptive rights to shareholders, in accordance with Article 253 of Law 6.404/1976.

The transaction fits into the context of the strategic partnership between Santander Spain and Zurich, involving the acquisition by Zurich Santander, all property and casualty insurers and life and welfare of Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay.

As part of the arrangement of the transaction, Banco Santander exclusively distribute the insurance products during 25 years, through its network branch, with the exception of automobile insurance not included in the scope in the arrangement of the transaction. As a result of these contracts, Banco Santander receive a relative payment equivalent to the received before the transaction.

The operation aims to promote and strengthen Banco Santander activities in the insurance market, providing a greater range of products, including classes of customers not currently exploited and leveraging the distribution capabilities of Banco Santander.

c) Partial spin-off of Zurich Santander Brasil Seguros e Previdência S.A. with the transfer of the split portion to Sancap Investimentos e Participações S.A.

In the context of sale transaction of Zurich Santander Brasil Seguros e Previdência S.A., at the extraordinary stockholders' meeting held on April 29, 2011, was approved the Partial spin-off of Zurich Santander Brasil Seguros e Previdência S.A. with the transfer of its equity to a new company, constituted in the act of the partial spin-off, under the company name of Sancap Investimentos e Participações S.A. (“Sancap”). The spun-off assets to Sancap is total amounting of R$511,774 and refers only and exclusively to the totality of the participation held by Zurich Santander Brasil Seguros e Previdência S.A. on Santander Capitalização's S.A. capital. The partial spin-off was approved by Susep on August 9, 2011.

4. Financial assets

a) Breakdown by Category

The breakdown by nature and category for measurement purposes, of the Bank’s financial assets, except for the balances relating to “Cash and Balances with the Brazilian Central Bank” and “Hedging Derivatives”, at June 30, 2012 and December 31, 2011 is as follows:

	June 30, 2012
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables	Total
Loans and amounts due from credit institutions	-	17,768	-	25,686,489	25,704,257
Of which:
Loans and amounts due from credit institutions, gross	-	17,768	-	25,761,541	25,779,309
Impairment losses (note 4-b.2)	-	-	-	(75,052)	(75,052)
Loans and advances to customers	-	-	-	191,468,582	191,468,582
Of which:
Loans and advances to customers, gross (1) (2)	-	-	-	204,340,179	204,340,179
Impairment losses (note 4-b.2)	-	-	-	(12,871,597)	(12,871,597)
Debt instruments	21,454,382	226,746	41,169,877	260,342	63,111,347
Equity instruments	350,924	1,041,003	755,234	-	2,147,161
Trading derivatives	5,392,374	-	-	-	5,392,374
Total	27,197,680	1,285,517	41,925,111	217,415,413	287,823,721

	December 31, 2011
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables	Total

Loans and amounts due from credit institutions	-	60,813	-	19,628,861	19,689,674
Of which:
Loans and amounts due from credit institutions, gross	-	60,813	-	19,690,528	19,751,341
Impairment losses (note 4-b.2)	-	-	-	(61,667)	(61,667)
Loans and advances to customers	-	-	-	183,066,268	183,066,268
Of which:
Loans and advances to customers, gross (1)	-	-	-	194,184,437	194,184,437
Impairment losses (note 4-b.2)	-	-	-	(11,118,169)	(11,118,169)
Debt instruments	25,298,804	230,037	43,300,354	62,062	68,891,257
Equity instruments	448,209	374,519	1,307,847	-	2,130,575
Trading derivatives	4,154,482	-	-	-	4,154,482
Total	29,901,495	665,369	44,608,201	202,757,191	277,932,256

(1) On June 30, 2012, the balance recorded in “loans and advances to clients” related to assignment of receivables is R$615,763 (on December 31, 2011 – R$686,587), and R$608,481 (on December 31, 2011 – R$686,015) of “Other Financial Liabilities - Financial Liabilities associated with transfer of assets”.

(2) In the second quarter of 2012 the Bank Santander, through its wholly subsidiary in Spain, acquired by Banco Santander SA - Agency of New York and London Agency, under commutation, portfolio of contracts, financing and export credit and import-related operations contracted with Brazilian clients or their affiliates abroad, totaling US$29 million and US$90 million equivalent to R$60 million and R$121 million respectively, the exchange rate of the days when there were operations. These transactions were concluded, noting the policy for Transactions with Related Parties of the Bank, including approval by the Board.

b) Valuation adjustments for impairment of financial assets

b.1) Available-for-sale financial assets

As indicated in Note 2 of the consolidated financial statements of the Bank for the year ended December 31, 2011, changes in the carrying amounts of financial assets and liabilities are recognized in the consolidated income statement. Except in the case of available-for-sale financial assets, whose changes in value are recognized temporarily in consolidated shareholders' equity under other comprehensive income.

Items charged or credited to other comprehensive income remain in the Bank's consolidated shareholders' equity until the related assets are derecognized, whereupon they are accounted to the consolidated income statement. When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognized in equity under other comprehensive income for the cumulative amount at that date, to the consolidated income statement.

As at June 30, 2012 the Bank analyzed the changes in fair value of the various assets comprising this portfolio and concluded that, atthat date, there were no significant differences whose origin could be considered to arise from permanent impairment. Accordingly, most of the changes in the fair value of these assets are presented under other comprehensive income. The changes in the balance of valuation adjustments in the interim period are recognized in the Consolidated Statements of Comprehensive Income.

b.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under “Loans and Receivables” in the six-months periods ended June 30, 2012 and 2011 were as follows:

	June 30,
	2012	2011

Balance at beginning of the period	11,179,836	9,191,762
Impairment losses charged to income for the period – Loans and receivables	8,656,643	5,259,759
Write-off of impaired balances against recorded impairment allowance	(6,889,830)	(3,956,691)
Balance at end of the period	12,946,649	10,494,830
Recoveries of loans previously charged off	762,282	900,257

Considering these amounts recognized in “Impairment losses charged to income” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted to R$7,894,361 and R$4,359,502 in the six-month periods ended June 30, 2012 and 2011, respectively.

c) Impaired assets

Detail of the changes in the balance of the financial assets classified as loans and receivables considered to be impaired due to credit risk in the six-month periods ended June 30, 2012 and 2011 is as follows:

	June 30,
	2012	2011

Balance at beginning of the period	13,072,693	9,348,648
Net additions	9,332,810	6,020,304
Written-off assets	(6,889,830)	(3,956,691)
Balance at end of the period	15,515,673	11,412,261

5. Non-current assets held for sale

At June 30, 2012 and December 31, 2011, the total amount of non-current assets held for sale includes foreclosed assets and other tangible assets.

6. Investments in associates

a) Breakdown

The breakdown, by company, of the balance of “Investments in associates ” is as follows:

	Participation %		Investments
	June 30,	December 31,	June 30,	December 31,
	2012	2011	2012	2011

Companhia de Crédito, Financiamento e Investimento RCI Brasil (1) (2)	39.89%	39.64%	377,196	132,514
Companhia de Arrendamento Mercantil RCI Brasil (1) (2)	-	39.88%	-	232,017
Norchem Participações e Consultoria S.A. (1) (3)	50.00%	50.00%	23,376	22,528
Norchem Holding e Negócios S.A. (3)	21.75%	21.75%	22,321	24,200
Cibrasec - Companhia Brasileira de Securitização (3) (4)	13.64%	13.64%	10,209	10,287
Estruturadora Brasileira de Projetos S.A. - EBP (3) (4)	11.11%	11.11%	3,547	679
Total			436,649	422,225

	Results of Investments
	Three-months ended		Six-months ended
	June 30,		June 30,
	2012	2011	2012	2011

Companhia de Crédito, Financiamento e Investimento RCI Brasil (1) (2)	14,089	6,397	21,846	15,419
Companhia de Arrendamento Mercantil RCI Brasil (1) (2)	822	7,229	9,274	13,697
Norchem Participações e Consultoria S.A. (1) (3)	431	943	848	1,538
Norchem Holding e Negócios S.A. (3)	345	594	731	1,681
Cibrasec - Companhia Brasileira de Securitização (3) (4)	17	93	688	1,114
Estruturadora Brasileira de Projetos S.A. - EBP (3) (4)	2,116	-	2,867	-
Total	17,820	15,256	36,254	33,449

(1) Joint-controlled company.
(2) At the Extraordinary General Meeting held on May 31, 2012 of Companhia de Arrendamento Mercantil RCI Brasil (Leasing RCI Brasil) and Companhia de Crédito, Financiamento e Investimento RCI Brasil (Financeira RCI Brasil), their respective shareholders approved the proposed merger of shares of Leasing RCI Brasil to the equity of Financeira RCI Brasil on the base date of March 31, 2012 becoming the Leasing RCI Brasil an indirect participation of the Bank.
(3) Companies delayed by one month for the calculation of equity.
(4) Although the participations was less than 20%, the Bank exercises control over the entity together with other major shareholders through a shareholders' agreement where no business decision can be taken by a single shareholder.
(*) Associates companies do not have their shares listed on the Stock Exchange.
(**) The Bank does not have collateral with associates.
(***) The Bank does not have contingent liabilities with significant risk of possible losses related to investments in affiliates.

b) Changes

The changes in the balance of this item in the six-month periods ended June 30, 2012 and 2011 were as follows:

	June 30,
	2012	2011

Balance at beginning of period	422,225	370,586
Capital increases (1)	226,508	6,107
Write-off (1)	(226,508)	-
Income from companies accounted for by the equity method	36,254	33,449
Dividends proposed/received	(21,873)	(5,963)
Others	43	-
Balance at end of period	436,649	404,179

(1) As at June 30, 2012, refers to corporate restructuring occurred between Leasing RCI Brasil and Financeira RCI Brasil.

c) Impairment losses

No impairment was accounted with respect to investments in associates in the period ended June 30, 2012 and December 31, 2011.

7. Tangible assets

a) Changes

In the six-month periods ended June 30, 2012 and 2011 tangible asset items were acquired for R$502,382 and R$407,526, respectively. Also, in the six-month periods ended June 30, 2012 and 2011 tangible asset items were disposed, and the carrying amounts was R$5,833 and R$19,805, respectively, giving rise to net gains on disposal of R$1,921 and R$1,487, respectively.

b) Impairment losses

There were no significant impairment losses on tangible assets in the period ended June 30, 2012 and 2011.

c) Tangible asset purchase commitments

On June 30, 2012 the Bank has contractual commitments for the purchase of tangible assets in the amount of R$22,922.

8. Intangible assets

a) Goodwill

The goodwill recorded is subject to impairment test at least annually or in a short period, whenever there are indications of impairment and was allocated according to the operating segments (note 14).

The base used to evaluate the impairment test is the value in use. For this purpose, management estimates cash flow that is subject to several factors, including: (i) macroeconomic projections of interest rates, inflation, exchange rate and other, (ii) the conduct and growth estimates of the financial system (iii) increased costs, returns, synergies and investment plan, (iv) the behavior of customers, and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the likelihood of future events and changing some of these factors could have a different result.

The impairment test of goodwill was conducted as at December 31, 2011, and for the current period was not identified any evidence of impairment.

	June 30, 2012	December 31, 2011

Breakdown/Operating segments:
Banco ABN Amro Real S.A. (Banco Real)/Commercial Banking	27,217,565	27,217,565
Total	27,217,565	27,217,565

b) Other intangible assets

The details by asset category of the "other intangible assets" of the consolidated balance sheets are as follow:

	Estimated Useful Life	June 30, 2012	December 31, 2011

With finite lives:
IT developments	3 years	3,356,618	2,981,909
Customer relationship (1)	(1)	4,779,143	4,514,257
Other assets	Up 5 years	208,103	205,498
Amortization		(3,148,168)	(2,860,422)
Impairment losses (2)		(412,125)	(623,727)
Total		4,783,571	4,217,515

(1) Includes accrued payments related to the commercial partnership contracts with the private and public sectors to secure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services. Banco Real’s customer relationship is amortized in 10 years and exclusivity contracts for provision of banking services are amortized over the term of the respective agreements.
(2) Includes impairment loss of the asset recorded for the purchase of the payroll of public entities.

9. Financial liabilities

a) Breakdown by category

The breakdown by nature and category for purposes of measurement, of the Bank’s financial liabilities, other than “Hedging Derivatives”, as at June 30, 2012 and December 31, 2011 is as follows:

	June 30, 2012
	Financial Liabilities Held for Trading	Financial Liabilities at Amortized Cost	Total

Deposits from Central Bank of Brazil and deposits from credit institutions	-	37,965,352	37,965,352
Customer deposits	-	177,839,935	177,839,935
Marketable debt securities	-	49,479,893	49,479,893
Trading derivatives	5,506,652	-	5,506,652
Subordinated liabilities	-	11,453,607	11,453,607
Short positions	150,798	-	150,798
Other financial liabilities	-	18,227,739	18,227,739
Total	5,657,450	294,966,526	300,623,976

	December 31, 2011
	Financial Liabilities Held for Trading	Financial Liabilities at Amortized Cost	Total

Deposits from Central Bank of Brazil and deposits from credit institutions	-	51,527,021	51,527,021
Customer deposits	-	174,473,891	174,473,891
Marketable debt securities	-	38,590,423	38,590,423
Trading derivatives	4,709,660	-	4,709,660
Subordinated liabilities	-	10,908,344	10,908,344
Short positions	337,628	-	337,628
Other financial liabilities	-	15,952,007	15,952,007
Total	5,047,288	291,451,686	296,498,974

b) Composition and details

b.1) Deposits from the Brazilian Central Bank and Deposits from credit institutions

	June 30, 2012	December 31, 2011

Demand deposits (1)	230,411	133,567
Time deposits (2)	27,057,514	27,022,696
Repurchase agreements	10,677,427	24,370,758
Total	37,965,352	51,527,021

(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lendings, locally and abroad, and other foreign credit.

b.2) Customer deposits

	June 30, 2012	December 31, 2011

Demand deposits
Current accounts (1)	11,886,880	13,561,003
Savings accounts	24,762,831	23,293,434
Time deposits	82,228,240	83,941,820
Repurchase agreements	58,961,984	53,677,634
Total	177,839,935	174,473,891

(1) Non-interest bearing accounts.

b.3) Marketable debt securities

	June 30, 2012	December 31, 2011

Real estate credit notes - LCI	9,811,659	8,550,108
Bonds and other securities	8,966,293	6,539,765
Treasury Bills (1)	26,380,796	19,926,031
Securitization notes (MT100) (2)	2,266,967	2,152,543
Agribusiness credit notes - LCA	1,884,501	1,341,232
Debentures (3)	169,677	80,744
Total	49,479,893	38,590,423

(1) The main features of the financial letters are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On June 30, 2012, have a maturity between 2012 to 2017 (December 31, 2012 - between 2012 to 2016).
(2) Issuance of bonds tied to the right to receive of future flow of payment orders receivable from foreign correspondent banks.
(3) Debentures issued by the subsidiary MS Participações Societárias S.A. in three series (November, 2011, March, 2012 and May 2012) with remuneration indexed CDI + 1.77%p.a. interest rate and maturity November 21, 2012.

The changes in the balance of Marketable debt instruments in the six-month periods ended June 30, 2012 and 2011 were as follows:

	June 30,
	2012	2011

Balance at beginning of the period	38,590,423	20,086,645
Issues	15,891,017	17,946,308
Payments	(7,779,540)	(6,283,417)
Interest	1,867,124	1,301,379
Exchange differences and Others	910,869	(461,406)
Balance at end of the period	49,479,893	32,589,509

The Composition of "Eurobonds and other securities" is as follows:

				Interest	June 30, 2012	December 31, 2011
	Issuance	Maturity	Currency	Rate (p.a.)	Total	Total
Eurobonds	March-11	March-14	US$	Libor + 2.1%	2,427,636	2,252,536
Eurobonds	April and November-10	April-15	US$	4.5%	1,711,599	1,617,341
Eurobonds	January and June-11	January-16	US$	4.3%	1,709,518	1,608,424
Eurobonds	February-12	February-17	US$	4.6%	1,623,292	-
Eurobonds	November-05	November-13	R$	17.1%	333,182	333,182
Eurobonds	June-11	December-14	CHF	3.1%	325,480	300,803
Eurobonds	March-05	March-13	R$	17.0%	169,223	169,223
Eurobonds	April-12	April-16	CHF	3.3%	322,511	-
Others					343,852	258,256
Total					8,966,293	6,539,765

As at June 30, 2012 no issues were convertible into Bank shares, nor had any privileges or rights been granted that may, in certain circumstances, make them convertible into shares.

The Composition of "Securitization notes - MT100" is as follows:

	Issuance	Maturity	Currency	Interest rate (p.a.)	June 30, 2012	December 31, 2011

2008-1 Series (1)	May-08	March-15	US$	6.2%	248,549	265,203
2008-2 Series (1) (2)	August-08	September-17	US$	Libor (6 months) +0.8%	812,002	753,126
2009-1 Series (1)	August-09	September-14	US$	Libor (6 months) + 2.1%	85,555	94,494
2009-2 Series (1) (3)	August-09	September-19	US$	6.3%	102,820	95,435
2010-1 Series (1) (4)	December-10	March-16	US$	Libor (6 months) + 1.5%	508,519	471,594
2011-1 Series (1) (5)	May-11	March-18	US$	4.2%	204,488	189,790
2011-2 Series (1) (6)	May-11	March-16	US$	Libor (6 months) + 1.4%	305,034	282,901
Total					2,266,967	2,152,543

(1) Charges payable semiannually.
(2) Principal is payable in 6 semiannual installments from March 2015 (the period of this series was extended by three years in August 2011).
(3) Notional will be paid in 14 semiannual installments from March 2013.
(4) Notional will be paid in 7 semiannual installments from March 2013.
(5) Notional will be paid in 9 semiannual installments from March 2014.
(6) Notional will be paid in 5 semiannual installments from March 2014.

b.4) Subordinated liabilities

The Composition of "Subordinated Deposit Certificates" is as follows:

					June 30, 2012	December 31, 2011
	Issuance	Maturity(1)	Issuance Value	Interest Rate (p.a.)	Total	Total
Subordinated Deposit Certificates	June-06	July-16	R$1.500 million	105.0% CDI	2,936,480	2,801,102
Subordinated Deposit Certificates	October-06	September-16	R$850 million	104.5% CDI	1,588,931	1,516,018
Subordinated Deposit Certificates	July-07	July-14	R$885 million	104.5% CDI	1,496,660	1,427,982
Subordinated Deposit Certificates	April-08	April-13	R$600 million	100.0% CDI + 1.3%	969,163	920,870
Subordinated Deposit Certificates	April-08	April-13	R$555 million	100.0% CDI + 1.0%	892,298	848,876
Subordinated Deposit Certificates	July-06 to October-06	July-16 and July-18	R$447 million	104.5% CDI	862,536	822,956
Subordinated Deposit Certificates	January-07	January-13	R$300 million	104.0% CDI	540,923	516,217
Subordinated Deposit Certificates	August-07	August-13	R$300 million	100.0% CDI + 0.4%	505,262	482,026
Subordinated Deposit Certificates	January-07	January-14	R$250 million	104.5% CDI	451,932	431,194
Subordinated Deposit Certificates	May-08 to June-08	May-13 to May-18	R$283 million	CDI (2)	444,004	422,628
Subordinated Deposit Certificates	May-08 to June-08	May-13 to June-18	R$268 million	IPCA (3)	461,421	431,919
Subordinated Deposit Certificates	November-08	November-14	R$100 million	120.5% CDI	154,319	146,183
Subordinated Deposit Certificates	February-08	February-13	R$85 million	IPCA +7.9%	149,677	140,373
Total					11,453,607	10,908,344

(1) Subordinated Deposit Certificates issued by Banco Santander with yield paid at the end of the term together with the principal.
(2) Indexed to 109% and 112% of the CDI plus interest of 1.2% p.a. to 1.5% p.a.
(3) Indexed to the extended consumer price index plus interest of 8.3% p.a. to 8.7% p.a.

Changes in the balance of "Subordinated liabilities" in six-month periods ended June 30, 2012 and 2011 were as follows:

	June 30,
	2012	2011

Balance at beginning of the period	10,908,344	9,695,105
Interest	545,263	581,186
Balance at end of the period	11,453,607	10,276,291

10. Provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

	June 30, 2012	December 31, 2011

Provisions for pensions funds and similar obligations	1,301,830	1,246,040
Provisions for judicial and administrative proceedings, commitments and other provisions	7,841,044	8,269,255
Of which:
Provisions for judicial and administrative proceedings, commitments and other provisions (1)	6,848,885	7,276,568
Provisions for judicial and administrative proceedings under the responsibility of former controlling stockholders (note 10 b.4 )	992,159	992,687
Total	9,142,874	9,515,295

(1) Includes mainly provisions for taxes and others legal, civil and labor contingencies.

b) Provisions for contingent liabilities, commitments and other provisions

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings involving tax, civil and labor matters arising in the normal course of their business.

Provisions were recognized based on the nature, complexity and history of the lawsuits, and the opinion of the in-house and outside legal counsel. Santander’s policy is to accrue the full amount of lawsuits whose likelihood of unfavorable outcome is probable.

Legal obligations - tax and social security were fully recognized in the financial statements.

Management understands that the recognized provisions are sufficient to cover probable losses on the lawsuits.

b.1) Legal obligations and tax and social security contingencies

The main judicial and administrative proceedings involving tax and social security obligations are:

• PIS and Cofins - R$7,690,646 (December 31, 2011 - R$6,833,010): The Bank and its companies filed lawsuits seeking to invalidate the provisions of Law No. 9,718/98, pursuant to which PIS and COFINS taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent Supreme Court decisions for nonfinancial institutions, PIS and COFINS were levied only on revenues from services and sale of goods.

• Increase in CSLL tax rate - R$1,087,506 (December 31, 2011 - R$979,938) – The Bank and its companies filed lawsuits for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, subsequently codified into Law 11,727/2008. Financial institutions were formerly subject to a CSLL tax rate of 9%; however, Law 11,727/2008 established a 15% CSLL tax rate as from April 2008. Judicial proceedings are pending judgment.

• CSLL - equal tax treatment - R$50,079 (December 31, 2011 - R$49,314) - The Bank and its companies filed a lawsuit challenging the application of an increased Social Contribution on Net Income (Contribuição Social sobre o Lucro Líquido) or “CSLL” rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

• Tax on Services for Financial Institutions (ISS) - R$664,619 (December 31, 2011 - R$542,443): The Bank and its companies filed lawsuits, in administrative and judicial proceedings, some municipalities collection of Service Tax (Imposto Sobre Serviços – ISS) on certain revenues derived from transactions not usually classified as the rendering of services.

• Social Security Contribution (INSS) - R$317,177 (December 31, 2011 - R$288,137): The Bank and its companies are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, have no nature of salary.

b.2) Labor contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are assessed individually, based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

b.3) Civil contingencies

Refer to judicial proceedings related to civil lawsuits classified, based on the legal counsel’s opinion, as probable loss, for which provisions were recorded.

Lawsuits for indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover the deficient inflation adjustments in savings accounts and judicial deposits arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) decided against the bank’s. The Supreme Court is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to banks at the Supreme Court with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits (Bank Deposit Certificates - CDB) and agreements (present value table). Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. In April 14, 2010, in the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years. With this decision, a majority stake, as was proposed after the period of 5 years are likely to be rejected, reducing the values involved. Still, in October 2011 the Supreme Court decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence. The Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

b.4) Other lawsuits under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$970,132, R$13,699 and R$8,328 (December 31, 2011 - R$969,485, R$14,150 and R$9,052), with responsibility of the former controlling stockholders of the banks and acquired entities. Based on the agreements signed these lawsuits have guarantees of integral reimbursement by the former controlling stockholders, whose respective rights were recorded under other assets.

b.5) Contingent liabilities classified as possible loss risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by the legal counsels as possible losses, which were not accounted for. The main lawsuits are:

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (“Santander DTVM”) and another tax assessment against former Banco Santander Brasil S.A. The tax assessments refer to the collection of “CPMF” tax on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the evaluation of legal counsel, the tax treatment was adequate. Santander DTVM succeeded in the second instance in its proceeding before the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais – CARF), while Banco Santander Brasil S.A. was found liable for the tax assessment. Both decisions were appealed by the respective losing parties and the proceedings are pending final judgment of the respective appeals in a non-appealable proceeding before CARF. As of June 30, 2012 amounts related to these claims are approximately R$576 million each.

• IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees - The Federal Revenue Service of Brazil issued infraction notices against Banco Santander with respect to the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by the previous controlling shareholder of successful banking institutions by Banco Santander as reimbursement obligations for payments made by the Bank and its controlled entities with liabilities arising from the activities carried out by these institutions when the previous controlling shareholder still maintained control of such group. The Federal Revenue Service deemed the amounts to be “taxable income” rather than reimbursements. In November 2011, the CARF dismissed the administrative proceeding in respect to the base period of 2002, fully canceling the record of infraction and was terminated in February 2012 during the term of the appeal. Proceedings related to tax years 2003 to 2006 are ongoing and as of June 30, 2012 amounts related to this period are approximately R$216 million.

• Addition to the Price on the Purchase of Shares of Banco do Estado de São Paulo S.A. - Banespa - Filed an ordinary action claiming the inexistence of legal relationship before the National Treasury in relation to item 3.1 of the Banespa’s Share Purchase and Sale Agreement. Such item provided for the payment of an addition to the minimum price should Banespa be released from the tax contingency recognized at the time of the privatization upon the setting of the minimum price. After an unfavorable lower court decision, on April 23, 2008, the 1st Region Federal Court accepted the appeal filed by the Bank and declared undue the collection. At these moment, awaits the decision on the appeal trial by the Union. As of June 30, 2012 the amount related to this suit is approximately R$440 million.

• Credit Losses - We have challenged the tax assessments issued by the Federal Revenue Services claiming improper deduction of losses on loans on Income Tax of Legal Entities (IRPJ) and CSLL bases for allegedly failing to met the relevant requirements under applicable law. As of June 30, 2012 the amount related to this challenge is approximately R$344 million.

• CSLL - equal tax treatment - Constitutional Amendment 10 from 1996 - Lawsuit regarding the difference from social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. As of June 30, 2012 amounts related to this suit is approximately R$110 million.

• CSLL - Favorable and unappealable decision - The bank challenged the Federal Revenue Services allegation of irregularities in certain CSLL tax payments, due to a final and non-appealable judgment cancelling the requirement of such CSLL taxes pursuant to Law 7,689/1988 and Law 7,787/1989. In January 2012 the risk was changed to remote loss because the thesis of prescription was accepted. As of June 30, 2012 amounts related to these actions are approximately R$163 million.

• IRPJ and CSLL - Capital Gain - The Brazilian Federal Revenue Service issued a tax assessment against Zurich Santander Brasil Seguros e Previdência S.A. (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par)) charging income tax and social contribution related to the 2005 tax year, claiming that the capital gain on the sale of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be paid at a 34% tax rate instead of 15%. The assessment was appealed at the administrative level based on understanding that the tax treatment adopted in the transaction was in compliance with the current tax law and the capital gain was properly taxed. Banco Santander is responsible for any adverse outcome in this process as a former controller of Zurich Santander Brasil Seguros e Previdência S.A. As of June 30, 2012 the amount related to this proceeding is approximately R$218 million.

• Social Security Contribution – Profit Sharing Payments (Participação nos Lucros e Resultados or “PLR”) – The Bank and the subsidiaries are involved in administrative and judicial proceedings arising from infraction notices with respect to the collection of social security contribution on profit sharing payments. The tax authorities claim that payments by us were not made in accordance with law. The Bank appealed against these charges, since consider the tax treatment to be appropriate based on applicable law and the nature of the payments. As of June 30, 2012 amounts related to these proceedings totaled approximately R$277 million.

• Semiannual Bonus or Profit Sharing - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired by May 22, 1975, filed by Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The Supreme Court rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the Supreme Court. The Regimental Appeal is an internal appeal filed in the Supreme Court itself, in order to refer the monocratic decision to a group of five ministers. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

11. Equity

a) Issued capital

The capital, fully subscribed and paid, is divided into registered shares in dematerialized form, no par value.

	Thousand shares
	June 30, 2012			December 31, 2011
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	17,082,873	16,935,266	34,018,139	16,000,704	16,052,894	32,053,598
Foreign Residents	195,758,859	169,267,119	365,025,978	196,841,028	170,149,491	366,990,519
Total	212,841,732	186,202,385	399,044,117	212,841,732	186,202,385	399,044,117
(-) Treasury shares	(558,316)	(507,560)	(1,065,876)	(391,254)	(355,685)	(746,939)
Total outstanding	212,283,416	185,694,825	397,978,241	212,450,478	185,846,700	398,297,178

b) Dividends and interest on capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been prepared and will continue to be prepared in accordance with Brazilian Corporate Law.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than six months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully input into the mandatory dividend.

	June 30, 2012
		Reais per Thousand Shares / Units
		Common	Preferred	Units

Interest on capital (1)(4)	400,000	0.9600	1.0560	105.6001
Interim Dividends (2) (5)	490,000	1.1763	1.2939	129.3968
Intercalary Dividends (2) (4)	410,000	0.9842	1.0827	108.2708
Interest on capital (3) (4)	170,000	0.4081	0.4489	44.8927
Total	1,470,000

(1) Established by the Board of Directors in March, 2012, Common Shares - R$0.8160, Preferred Shares - R$0.8976 and Units - R$89.7600, net of taxes.
(2) Established by the Board of Directors in June, 2012.
(3) Established by the Board of Directors in June, 2012, Common Shares - R$0.3469, Preferred Shares - R$0.3816 and Units - R$38.1589, net of taxes.
(4) The amount of interest on capital and intercalary dividends will be allocated entirely to the mandatory distribution of income for the year 2012 and will be paid from August 29, 2012, without any compensation as monetary.
(5) The amount of interim dividends will be allocated entirely to the supplementary dividends for the year 2012 and will be paid from August 29, 2012, without any compensation as monetary.

	December 31, 2011
		Reais per Thousand Shares / Units
		Common	Preferred	Units

Interest on capital (1)(5)(9)	600,000	1.4366	1.5802	158.0216
Reserve for equalization dividend (2)(5)	273,840	0.6556	0.7212	72.1211
Interim Dividends (2)(5)(9)	476,160	1.1401	1.2541	125.4059
Interest on capital (3)(5)(9)	550,000	1.3168	1.4485	144.8532
Interim Dividends (4)(5)(9)	100,000	0.2394	0.2634	26.3369
Interest on capital (6)(8)(9)	400,000	0.9592	1.0551	105.5127
Interim Dividends (7) (8) (9)	775,000	1.8590	2.0449	204.4944
Total	3,175,000

(1) Established by the Board of Directors in March, 2011, Common Shares - R$1.2211, Preferred Shares - R$1.3432 and Units - R$134.3184, net of taxes.
(2) Established by the Board of Directors in May, 2011.
(3) Established by the Board of Directors in June, 2011, Common Shares - R$1.1193, Preferred Shares - R$1.2313 and Units - R$123.1252, net of taxes.
(4) Established by Board of Directors in June, 2011.
(5) The amount of interest on capital and dividends intermediate/intercalary was paid on August 29, 2011.
(6) Established by the Board of Directors in September, 2011, Common Shares - R$0.8153, Preferred Shares - R$0.8969 and Units - R$89.6858, net of taxes.
(7) Established by Board of Directors in December 2011.
(8) The amount of interest on capital and the interim dividend were paid on February 28, 2012.
(9) The amount of interim dividends and interest on capital were allocated entirely to the mandatory distribution of income for the year 2011.

c) Treasury Shares

At the meeting of Board Directors on August 24, 2011, the Buyback Program in force was canceled and a new Buyback Units Program issued by the Bank was approved, for held in treasury or subsequent sale valid up to August 24, 2012.

The new Buyback Program aims to: (1) maximize value creations for shareholders through efficient management of capital structure and (2) enable the management of risk arising from the provision , by the Bank, of market maker services in Brazil for certain index funds, where the Units are included in the index theoretical portfolio of reference of such funds, according to the rules. Part of repurchased Units will be used by the Bank for protection (“hedge”) against the price fluctuation of securities comprising the benchmark index, and should be bought and sold in accordance with the policy of the Bank’s risk management.

The Buyback Program cover the procurement of over to 57,006,302 Units, representing 3,135,346,633 common shares and 2,850,315,121 preferred shares, or ADRs (American Depositary Receipts) by the Bank, or by its Cayman branch.

In 2012 was acquired 3,037,500 Units which held in treasury. The balance accumulated of treasury shares on June 30, 2012, amounting to 8,418,300 Units (December 31, 2011 – 5,380,800) equivalent to R$131,740 (December 31, 2011 – R$79,547). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$14.10, R$15.65 and R$18.52. In 2011 was acquired and held in treasury 1,732,900 ADRs, in the amount of R$35,798 (December 31, 2011 - R$33,221). The minimum, weighted average and maximum cost per ADR is US$10.21. The market value of these shares on June 30, 2012 was R$15.40 per Unit and US$7.75 per ADR.

Additionally, during the period of six-months ended in June 30, 2012, treasury shares were traded, refer to the services of a market maker that resulted in a loss of R$51 recorded directly in equity in capital reserves.

12. Breakdown of income accounts

a) Personnel expenses

	Three-months ended		Six-months ended
	June 30,		June 30,
	2012	2011	2012	2011

Wages and salaries	1,054,253	1,029,470	2,168,667	2,050,364
Social security costs	283,092	247,554	563,307	517,370
Benefits	245,596	223,289	477,140	431,344
Defined benefit pension plans	10,319	(8,937)	21,354	5,966
Contributions to defined contribution pension funds	16,040	24,776	28,895	27,308
Share-based payment costs	4,878	(4,575)	22,890	20,738
Training	30,430	21,555	54,266	50,419
Other personnel expenses	83,521	48,103	140,836	93,542
Total	1,728,129	1,581,235	3,477,355	3,197,051

b) Other general administrative expenses

	Three-months ended		Six-months ended
	June 30,		June 30,
	2012	2011	2012	2011

Property, fixtures and supplies	291,746	255,596	579,316	520,277
Technology and systems	266,062	273,767	539,248	526,555
Advertising	112,648	119,629	207,801	202,375
Communications	136,279	142,491	280,708	285,088
Per diems and travel expenses	37,562	34,563	76,841	66,826
Taxes other than income tax	19,408	15,893	36,687	24,547
Surveillance and cash courier services	140,270	122,306	276,957	246,076
Insurance premiums	2,821	2,462	5,594	4,840
Specialized and technical services	406,163	365,095	837,079	751,430
Technical reports	81,885	82,526	180,911	170,955
Others specialized and technical services	324,278	282,569	656,168	580,475
Other administrative expenses	57,528	53,845	108,999	101,299
Total	1,470,487	1,385,647	2,949,230	2,729,313

13. Share-based compensation

Banco Santander has long-term compensation plans linked to the market price of the shares . The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

a) Local program

The main assumptions used as of June 30, 2012 have not changed significantly from those indicated in the consolidated financial statements for December 31, 2011, except by the fair value of shares on SOP plan 2014 - R$6.45 (December 31, 2011 - R$5.81).

On six-month ended June 30, 2012 daily pro-rata expenses amounting R$13,213 (2011 - R$4,674), relating to the SOP plan and R$13,013 (2011 - R$7,934) relating to the PSP plan. Also recorded in the period a gain with the movement of the market value of the share of the PSP Plan in the amount of R$2,606 (2011 - R$2,260) as "Gains (losses) on financial assets and liabilities (net) - Others".

The stock options of Plan SOP may dilute the basic earnings per share in the future. On June 30, 2012, these options were included in the calculation of diluted earnings per share. Incremental shares from stock options granted under the Stock Option Plan was 1,517,550. On June 30, 2012, the potentially anti-dilutive stock option plan shares, which were excluded from the calculation of diluted earnings per share amounted to 684,328 common shares and 622,117 preferred shares, on June 30, 2011, no shares excluded from the calculation.

b) Global program

The main assumptions used as of June 30, 2012 have not changed significantly from those indicated in the consolidated financial statements for December 31, 2011.

On six-month ended June 30, 2012, pro-rata expenses were registered in the amount of R$3,004 (2011 - R$7,038), related to the costs of the cycles mentioned above, regarding the total amount of the Global Program Plans. Expenses related to these plans are recognized in contrast to "Other liabilities - Provision for share-based payment" because they are settled in cash.

c) Share-Based Bonus

The main assumptions adopted on June 30, 2012 have not changed significantly from those indicated in the consolidated financial statements at December 31, 2011.

The plan is divided into three programs:

The aim of the plan is the payment of gratuity, in money, the partial of variable compensation payable by Banco Santander to participants in terms of its compensation policy, linked to the future performance of stocks. The total number of shares is within the limit of compensation of directors approved at the General Meeting of Banco Santander.

• Supervised Collective - Participants of the Executive Committee and other executives who take significant risks in the Bank and responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares. On six-month ended June 30, 2012 was recorded a credit in the amount of R$4,094 (2011 - R$991).

• Unsupervised Collective - Statutory Directors - not part of the Statutory Directors' Collective Supervised", the amount deferred will be paid 100% in Units “SANB11". On six-month ended June 30, 2012, was recorded a credit in the amount of R$2,202 (on 2011, there was no recorded expenses), related to the provision for share-based bonus and was recorded a gain with the variation of the market value of the share of the plan in the amount of R$2,413 as “Gain (losses) on financial assets and liabilities (net) – Others”.

• Unsupervised Collective - Employees – management-level employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 120% of CDI. On six-month ended June 30, 2012, was recorded a credit in the amount of R$44 (on 2011, there was no recorded expenses).

14. Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) For which optional financial information are available.

Based on these guidelines the Bank has identified, the following reportable operating segments:

• Commercial Banking

• Global Wholesale Banking

• Asset Management and Insurance

The Bank operates in Brazil and abroad, through the Cayman branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Asset Management and Insurance segment includes the contribution to the Bank arising from the design and management of the investment fund, pension and insurance businesses of the various units. The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all the globally managed treasury departments and the equities business.

The income statements and other significant data are as follows:

	Three-months ended on June 30, 2012
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance (2)	Total

NET INTEREST INCOME	7,660,541	569,917	24,199	8,254,657
Income from equity instruments	39,468	-	-	39,468
Share of results of entities accounted for using the equity method	17,820	-	-	17,820
Net fee and commission income	1,577,485	178,152	80,831	1,836,468
Gains (losses) on financial assets and liabilities and exchange differences (1)	(1,227,390)	178,561	2,700	(1,046,129)
Other operating income/(expenses)	(160,038)	(7,123)	1,441	(165,720)
TOTAL INCOME	7,907,886	919,507	109,171	8,936,564
Personnel expenses	(1,580,391)	(128,729)	(19,009)	(1,728,129)
Other administrative expenses	(1,409,899)	(54,957)	(5,631)	(1,470,487)
Depreciation and amortization	(401,692)	(26,256)	(5,797)	(433,745)
Provisions (net)	(603,604)	1,911	(7,657)	(609,350)
Net impairment losses on financial assets	(4,311,843)	(11,410)	-	(4,323,253)
Net impairment losses on non-financial assets	(2,608)	-	48	(2,560)
Other financial gains/(losses)	7,496	-	-	7,496
PROFIT/LOSS BEFORE TAX (1)	(394,655)	700,066	71,125	376,536

(1) Includes in the Commercial Bank, the fiscal hedge of investment on Cayman branch (a strategy to mitigate the effects of fiscal and exchange rate changes on investments offshore over the net income), which result is recorded in “Gains/losses on financial assets and liabilities (net)” fully offset the tax line. Adjusted to the losses amounting R$1,510,658 due the effects of the exchange devaluation of the Real against the Dollar on the three-months ended June 30, 2012 the profit before tax for the commercial banking was R$1,116,003.

	Six-months ended on June 30, 2012
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance (2)	Total

NET INTEREST INCOME	14,817,883	1,123,155	51,102	15,992,140
Income from equity instruments	41,787	-	-	41,787
Share of results of entities accounted for using the equity method	36,254	-	-	36,254
Net fee and commission income	3,258,715	346,461	166,026	3,771,202
Gains (losses) on financial assets and liabilities and exchange differences (1)	(634,361)	384,088	5,013	(245,260)
Other operating income/(expenses)	(369,028)	(13,335)	39,544	(342,819)
TOTAL INCOME	17,151,250	1,840,369	261,685	19,253,304
Personnel expenses	(3,177,463)	(262,633)	(37,259)	(3,477,355)
Other administrative expenses	(2,830,794)	(107,591)	(10,845)	(2,949,230)
Depreciation and amortization	(801,474)	(50,638)	(11,343)	(863,455)
Provisions (net)	(1,133,852)	4,726	(12,482)	(1,141,608)
Net impairment losses on financial assets	(7,868,050)	(26,311)	-	(7,894,361)
Net impairment losses on non-financial assets	8,211	-	(1)	8,210
Other financial gains/(losses)	14,675	-	-	14,675
PROFIT BEFORE TAX (1)	1,362,503	1,397,922	189,755	2,950,180

(1) Includes in the Commercial Bank, the fiscal hedge of investment on Cayman branch (a strategy to mitigate the effects of fiscal and exchange rate changes on investments offshore over the net income), which result is recorded in “Gains/losses on financial assets and liabilities (net)” fully offset the tax line. Adjusted to the losses amounting R$1,201,623 due the effects of the exchange devaluation of the Real against the Dollar on the six-months ended June 30, 2012 the profit before tax for the commercial banking was R$2,564,126.

	Three-months ended on June 30, 2011
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance (2)	Total
NET INTEREST INCOME	6,043,021	625,664	90,985	6,759,670
Income from equity instruments	44,750	-	-	44,750
Share of results of entities accounted for using the equity method	15,256	-	-	15,256
Net fee and commission income	1,549,623	232,669	83,680	1,865,972
Gains (losses) on financial assets and liabilities and exchange differences (1)	663,346	113,313	(47)	776,612
Other operating income/(expenses)	(268,317)	(6,784)	127,747	(147,354)
TOTAL INCOME	8,047,679	964,862	302,365	9,314,906
Personnel expenses	(1,433,815)	(125,890)	(21,530)	(1,581,235)
Other administrative expenses	(1,305,770)	(66,092)	(13,785)	(1,385,647)
Depreciation and amortization	(324,967)	(25,998)	(6,131)	(357,096)
Provisions (net)	(619,423)	599	(5,231)	(624,055)
Net impairment losses on financial assets	(2,293,094)	(7,749)	-	(2,300,843)
Net impairment losses on non-financial assets	(1,346)	(3,475)	54	(4,767)
Other financial gains/(losses)	(22,461)	-	-	(22,461)
PROFIT BEFORE TAX (1)	2,046,803	736,257	255,742	3,038,802

(1) Includes in the Commercial Bank, the fiscal hedge of investment on Cayman branch (a strategy to mitigate the effects of fiscal and exchange rate changes on investments offshore over the net income), which result is recorded in “Gains/losses on financial assets and liabilities (net)” fully offset the tax line. Adjusted to the gains amounting R$356,032 due the effects of the exchange devaluation of the Real against the Dollar on the three-months ended June 30, 2011 the profit before tax for the commercial banking was R$1,690,771.

	Six-months ended on June 30, 2011
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance (2)	Total
NET INTEREST INCOME	11,961,080	1,247,394	190,123	13,398,597
Income from equity instruments	49,517	-	-	49,517
Share of results of entities accounted for using the equity method	33,449	-	-	33,449
Net fee and commission income	3,077,524	399,869	170,833	3,648,226
Gains (losses) on financial assets and liabilities and exchange differences (1)	1,028,611	220,542	(166)	1,248,987
Other operating income/(expenses)	(399,461)	(15,206)	238,964	(175,703)
TOTAL INCOME	15,750,720	1,852,599	599,754	18,203,073
Personnel expenses	(2,907,616)	(245,453)	(43,982)	(3,197,051)
Other administrative expenses	(2,579,027)	(121,323)	(28,963)	(2,729,313)
Depreciation and amortization	(630,949)	(52,068)	(12,232)	(695,249)
Provisions (net)	(1,233,863)	3,422	(23,326)	(1,253,767)
Net impairment losses on financial assets	(4,343,454)	(16,048)	-	(4,359,502)
Net impairment losses on non-financial assets	(10,568)	(3,475)	80	(13,963)
Other financial gains/(losses)	6,306	-	-	6,306
PROFIT BEFORE TAX (1)	4,051,549	1,417,654	491,331	5,960,534

(1) Includes in the Commercial Bank, the fiscal hedge of investment on Cayman branch (a strategy to mitigate the effects of fiscal and exchange rate changes on investments offshore over the net income), which result is recorded in “Gains/losses on financial assets and liabilities (net)” fully offset the tax line. Adjusted to the gains amounting R$553,535 due the effects of the exchange devaluation of the Real against the Dollar on the six-months ended June 30, 2011 the profit before tax for the commercial banking was R$3,498,014.

	June 30, 2012
Other aggregates:	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance (2)	Total
Total assets	349,710,687	54,904,604	2,595,949	407,211,241
Loans and advances to customers	155,014,979	36,431,590	22,013	191,468,582
Customer deposits	153,490,207	22,817,509	1,532,219	177,839,935

	December 31, 2011
Other aggregates:	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance (2)	Total
Total assets	345,579,236	51,045,367	3,261,479	399,886,082
Loans and advances to customers	148,372,380	34,653,359	40,529	183,066,268
Customer deposits	150,404,639	22,471,578	1,597,674	174,473,891

(2) In 2012, includes incomes from insurance brokerage and capitalization, additionally in 2011, includes incomes from operations of Zurich Santander Brasil Seguros e Previdência S.A., which was sold in October 2011 (Note 3-b).

15. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the ordinary business transactions performed by the Bank with its related parties on six-months ended June 30, 2012 and 2011:

a) Key-person management compensation

At the Board of Directors' meeting held on March 23, 2012, was approved in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2012, amounting to R$300,000, covering fixed remuneration, variable and equity-based and other benefits. Additionally, was approved the compensation proposal of the Audit Committee members for the period of 12 months from March 24, 2012, in the amount of up to R$3,960. Both proposals were subject to determination by the extraordinary stockholders' meeting held on April 25, 2012.

a.1) Long-term benefits

The Santander Brazil as well as Santander Spain, as other subsidiaries of Santander Spain Group, have long-term compensation programs tied to its share's performance, based on the achievement of goals (note 13).

a.2) Short-term benefits

The following table shows the Board of Directors’, Executive Board’s and Audit Committee compensation:

	June 30,
	2012	2011

Fixed compensation	23,091	24,446
Variable compensation (1)	68,848	115,474
Share-based payment (2)	22,166	8,820
Other	6,200	5,340
Total (3)	120,305	154,080

(1) In 2011, includes the share incurred with the changes in administrative structure and governance in the completion of the Bank's integration process.
(2) On 25 October 2011, the Bank launched a new plan for share-based compensation for executives (note 13-c) in accordance with the National Monetary Council (CMN) Resolution 3,921 of November 25, 2010.
(3) Refers to the amount paid by Banco Santander to its executives officers for the positions which they hold in the Bank and other companies of the conglomerate. In the period of six-month ended June 30, 2012, were paid to the Directors of Santander Asset the amount of R$2,078. In the period of 2011, they were paid to the Directors of Zurich Santander Brasil Seguros e Previdência S.A. and Santander Asset the amount of R$3,259.

Additionally, in the period of six-months ended June 30, 2012, charges were collected on key-person management compensation amounting R$18,573 (June 30, 2011 R$11,226).

a.3) Contract termination

The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - officers, members of board of directors and audit committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;

III - Legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

c) Ownership Interest

The table below shows the direct ownership interests (common shares and preferred shares):

	June 30, 2012
	Common		Preferred		Total	Total
	Shares	Common	Shares	Preferred	Shares
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	62,040,912	29.2%	51,780,792	27.9%	113,821,704	28.6%
Sterrebeeck B.V. (1)	99,527,083	46.9%	86,492,330	46.6%	186,019,413	46.7%
Banco Santander, S.A. (1)	541,249	0.3%	492,044	0.3%	1,033,293	0.3%
Santander Insurance Holding, S.L. (1)	206,664	0.1%	-	0.0%	206,664	0.1%
Employees	188,827	0.1%	172,916	0.1%	361,743	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	49,778,681	23.4%	46,756,743	25.1%	96,535,424	24.2%
Total	212,283,416	100.0%	185,694,825	100.0%	397,978,241	100.0%

(1) Companies of the Santander Spain Group.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

c.1) Strategic Partner of Santander Conglomerate in Brazil and Latin America

On October 28, 2010 Santander Spain and Qatar Holding Luxembourg S.à rl II (QHL) signed a contract in terms of the Acquisition of convertible bonds, regarding the subscription and payment by QHL the amount of US$2,718.8 million in bonds issued by Banco Santander Spain. These securities are mandatorily exchangeable for shares of Banco Santander and amount to 5.00024% of its capital. These shares are paid an interest rate of 6.75% p.a. in dollars and mature by October 29, 2013.

This investment reflects the inclusion of QHL as a strategic partner of Group Santander Spain in Brazil and in the remaining of Latin America. This operation allows Banco Santander to advance in its commitment of 25% of capital free float . On June 30, 2012, except for convertible bonds, the QHL does not own, directly or indirectly, any shares, warrants, subscription rights or options over the share capital of Banco Santander.

c.2) Bank Santander Spain’s ADRs Sales and Free Float Increase

On March 22, 2012 Santander Spain informed to Banco Santander that, in fulfillment of Exchange Commission (CVM) Instruction No. 358/2002, and in accordance to the commitment of reaching the free-float of 25% of the capital stock of Banco Santander, it reduced its interest in the capital stock of Banco Santander in 5.76%, which resulted in the increase of the free-float of the Company to 24.12%. Such reduction of 5.76% (5.66% of common shares and 5.88% of preferred shares) results from the following transactions: (i) the transfer of 4.41% of Banco Santander’s capital stock carried out in January 2012, (ii) the sale of 0.58% of the capital stock of Banco Santander carried out until March 22, 2012, and (iii) the transfer of 0.77% of Banco Santander´s capital stock carried out on March 22, 2012 to a third party, which shall deliver such interest to the investors of the exchangeable bonds issued by Santander Spain in October, 2010, on maturity and as provided in such bonds. Following such transactions, Santander Spain, directly and indirectly, now holds 76.6% of the voting capital and 75.8% of the total capital of Banco Santander of shares outstanding.

d) Related-Party Transactions

The transactions and compensation for services among Banco Santander companies are carried out under usual market value, rates and terms, and under commutativity condition.

Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its shareholders. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The principal transactions and balances are as follows:

	June 30, 2012			December 31, 2011
	Parent (1)	Joint-controlled companies	Other Related-Party (2)	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Assets
Trading derivatives, net	152,102	-	(559,170)	(25,639)	-	(442,496)
Banco Santander Spain	152,102	-	-	(25,639)	-	-
Santander Benelux, S.A., N.V.	-	-	(323,190)	-	-	(308,821)
Abbey National Treasury Services Plc	-	-	(54,316)	-	-	(39,102)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(181,664)	-	-	(94,573)
Loans and amounts due from credit institutions - Cash and overnight operations in foreign currency	6,371,455	-	498	227,724	-	1,097
Banco Santander, S.A. – Spain (3)	6,371,455	-	-	227,724	-	-
Banco Santander Totta, S.A.	-	-	498	-	-	1,097
Loans and amounts due from credit institutions (1)	16,974	-	444,137	95,539	822,928	266,568
Banco Santander Spain	16,974	-	-	95,539	-	-
Santander Benelux, S.A., N.V.	-	-	-	-	-	262,818
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	-	-	-	822,606	-
Companhia de Arrendamento Mercantil RCI Brasil	-	-	-	-	322	-
Abbey National Treasury Services Plc	-	-	-	-	-	1,369
Santander Overseas Bank, Inc – Puerto Rico	-	-	-	-	-	2,381
Zurich Santander Brasil Seguros S.A.	-	-	26,259	-	-	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	417,870	-	-	-
Banco Santander Totta, S.A.	-	-	8	-	-	-

	June 30, 2012			December 31, 2011
	Parent (1)	Joint-controlled companies	Other Related-Party (2)	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Other Assets	8,947	728	365,060	5,438	615	383,871
Banco Santander Spain	8,947	-	-	5,438	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	728	-	-	615	-
Companhia de Arrendamento Mercantil RCI Brasil	-	-	-	-	-	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	16,417	-	-	326,637
Santander Benelux, S.A., N.V.	-	-	325,551	-	-	-
Abbey National Treasury Services Plc	-	-	23,043	-	-	-
Others	-	-	49	-	-	57,234

Liabilities				-	-	-
Deposits from credit institutions	(2,212,586)	(45,477)	(64,104)	(1,200,207)	(15,213)	(171,371)
Banco Santander Spain (4)	(2,212,586)	-	-	(1,200,207)	-	-
Grupo Banesto: Sociedades consolidables	-	-	(23,844)	-	-	(167,081)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(40,179)	-	-	(10,348)	-
Zurich Santander Brasil Seguros S.A.	-	-	(206)	-	-	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(34,462)	-	-	-
Companhia de Arrendamento Mercantil RCI Brasil	-	(5,298)	-	-	(4,865)	-
Others	-	-	(5,592)	-	-	(4,290)
Customer deposits	-	-	(345,926)	-	-	(422,753)
ISBAN Brasil S.A.	-	-	(73,047)	-	-	(110,341)
Produban Serviços de Informática S.A.	-	-	(41,061)	-	-	(47,970)
Universia Brasil S.A.	-	-	(409)	-	-	(310)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(230,166)	-	-	(223,367)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	-	-	-	(31,062)
Others	-	-	(1,243)	-	-	(9,703)
Other Liabilities - Dividends and Bonuses Payable	(1,046,748)	-	(687)	(908,004)	-	(3,615)
Banco Santander, S.A. – Espanha	(4,266)	-	-	(7,772)	-	-
Grupo Empresarial Santander, S.L. (1)	(395,498)	-	-	(379,617)	-	-
Santander Insurance Holding, S.L.	-	-	(687)	-	-	(553)
Sterrebeeck B.V. (1)	(646,984)	-	-	(520,615)	-	-
Banco Madesant - Sociedade Unipessoal, S.A. (Zona Franca da Madeira)	-	-	-	-	-	(3,062)
Other Payables	(5,764)	-	(50,862)	(3,972)	-	(85,979)
Banco Santander Spain	(5,764)	-	-	(3,972)	-	-
Santander Insurance Holding, S.L.	-	-	-	-	-	(9,257)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(48,906)	-	-	(74,772)
Others	-	-	(1,956)	-	-	(1,950)

(*) All loans and amounts to related parties were made in our ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.
(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).
(3) As at June 30, 2012, refers to cash amounting R$187,189 (December 31, 2011 - R$227,724) and investments in “overnight”, amounting R$6,184,266, maturing in July 2, 2012 and interest at 0.17 p.a.
(4) As at June 30, 2012, refers to raising funds through operations transfers abroad amounting R$578,864 with maturity until January 2015 and interest between 0.45% and 5.82% p.a. (December 31, 2011 - R$1,200,207, with interest between 0.39% and 5.82% p.a.) and raising funds through time deposits, in the amount of R$815,419, maturing on August 27, 2012 and interest of 2.56% p.a. and R$818,303, maturing on December 27, 2012 and interest of 3.63% p.a.

	June 30,
	2012			2011
	Parent (1)	Joint-controlled companies	Other Related-Party (2)	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income
Interest and similar income - Loans and amounts due from credit institutions	6,224	32,635	-	2,444	21,177	-
Banco Santander Spain	6,224	-	-	2,444	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	32,635	-	-	21,177	-
Interest expense and similar charges - Customer deposits	(16,682)	-	(11,651)	-	-	(13,929)
Banco Santander Espanha	(16,682)	-	-	-	-	-
ISBAN Brasil S.A.	-	-	(3,040)	-	-	(5,167)
Produban Serviços de Informática S.A.	-	-	(1,582)	-	-	(1,662)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(6,927)	-	-	(6,916)
Others	-	-	(102)	-	-	(184)
Interest expense and similar charges - Deposits from credit institutions	(3,799)	-	(161)	(14,665)	(620)	(5,013)
Banco Santander Spain	(3,799)	-	-	(14,665)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	-	-	-	(620)	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	-	-	-	(5,013)
Grupo Banesto: Sociedades consolidables	-	-	(161)	-	-	-
Interest expense and similar charges - Marketable debt securities	(1,078)	-	-	(1,883)	-	-
Banco Santander Spain	(1,078)	-	-	(1,883)	-	-

	June 30,
	2012			2011
	Parent (1)	Joint-controlled companies	Other Related-Party (2)	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Fee and commission income (expense)	636	7,956	64,821	17,502	5,078	9,451
Banco Santander Spain	636	-	-	17,502	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	5,723	-	-	4,051	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	295	-	-	(268)
Santander Asset Management, S.A. SGIIC. (Espanha)	-	-	-	-	-	551
Aviación Centaurus, A.I.E.	-	-	-	-	-	9,168
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	51,935	-	-	-
Others	-	2,233	12,591	-	1,027	-
Gains (losses) on financial assets and liabilities and exchange differences (net)	86,648	-	(152,089)	(48,575)	-	(369,860)
Banco Santander Spain	86,648	-	-	(48,575)	-	-
Santander Benelux, S.A., N.V.	-	-	121,510	-	-	(304,048)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(270,743)	-	-	(36,985)
Abbey National Treasury Services Plc	-	-	(19,283)	-	-	(27,502)
Others	-	-	16,427	-	-	(1,325)
Administrative expenses and amortization	(85)	-	(166,212)	(193)	-	(115,747)
Banco Santander Spain	(85)	-	-	(193)	-	-
ISBAN Brasil S.A.	-	-	(43,939)	-	-	(26,702)
Produban Serviços de Informática S.A.	-	-	(70,005)	-	-	(50,001)
ISBAN Chile S.A.	-	-	(2,073)	-	-	(2,496)
Aquanima Brasil Ltda.	-	-	(10,750)	-	-	(10,750)
Ingeniería de Software Bancario, S.L.	-	-	(15,766)	-	-	(14,321)
Produban Servicios Informaticos Generales, S.L.	-	-	(10,627)	-	-	(9,727)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(11,018)	-	-	-
Others	-	-	(2,034)	-	-	(1,750)

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).

16. Other disclosures a) Notional amounts and market values of trading and hedging derivatives

a.1) Derivatives Recorded in Memorandum and Balance Sheets

Portfolio Summary of Trading Derivative and Used as Hedge

		Adjustment to Market Value Reflected in:		June 30, 2012	December 31, 2011
	Cost Value Amortized			Carrying Value	Carrying Value
		Profit/ Loss	Equity
Derivatives - Assets	4,527,170	943,927	343	5,471,440	4,235,190
Derivatives - Liabilities	(4,406,700)	(1,214,910)	(18,090)	(5,639,700)	(4,745,731)

Summary by Category

Trading	June 30, 2012			December 31, 2011

	Notional	Cost	Market	Notional	Cost	Fair Value
"Swap"		(124,193)	(244,598)		(232,234)	(195,880)
Asset	98,854,140	5,981,140	5,831,853	99,094,099	9,085,753	9,228,909
CDI (Interbank Deposit Rates)	26,957,480	603,807	644,091	32,413,067	8,712,638	8,223,265
Fixed Interest Rate - Real (1)	7,535,646	2,684,176	2,705,574	5,684,619	373,115	1,005,644
Indexed to Price and Interest Rates	11,133,840	-	-	13,259,314	-	-
Indexed to Foreign Currency	53,120,900	2,679,827	2,460,143	47,621,292	-	-
Others	106,274	13,330	22,045	115,807	-	-
Liabilities	98,978,333	(6,105,333)	(6,076,451)	99,326,333	(9,317,987)	(9,424,789)
CDI (Interbank Deposit Rates)	26,353,673	-	-	23,700,429	-	-
Fixed Interest Rate - Real	4,851,470	-	-	5,311,504	-	-
Indexed to Price and Interest Rates	17,239,173	(6,105,333)	(6,076,451)	19,781,674	(6,522,360)	(6,352,475)
Indexed to Foreign Currency (1)	50,441,073	-	-	50,340,717	(2,719,425)	(3,004,037)
Others	92,944	-	-	192,009	(76,202)	(68,277)
Options	183,167,590	(72,637)	(166,059)	266,612,580	(217,101)	(329,357)
Purchased Position	82,905,929	237,074	292,027	110,672,248	239,107	208,117
Call Option - US Dollar	1,443,183	22,881	27,549	1,299,890	22,549	39,528
Put Option - US Dollar	1,001,864	4,914	8,470	794,230	2,656	65
Call Option - Other (2)	36,862,024	122,052	31,261	74,456,856	111,458	48,267
Put Option - Other (2)	43,598,858	87,227	224,747	34,121,272	102,444	120,257
Sold Position	100,261,661	(309,711)	(458,086)	155,940,332	(456,208)	(537,474)
Call Option - US Dollar	871,350	(11,455)	(9,364)	2,842,096	(21,179)	(17,896)
Put Option - US Dollar	979,613	(16,451)	(4,210)	2,848,995	(19,867)	(7,683)
Call Option - Other (2)	49,527,446	(157,550)	(60,457)	69,094,441	(187,362)	(100,105)
Put Option - Other (2)	48,883,252	(124,255)	(384,055)	81,154,800	(227,800)	(411,790)
Futures Contracts	62,146,336	-	-	100,361,012	-	-
Purchased Position	18,142,429	-	-	46,879,640	-	-
Exchange Coupon (DDI)	1,770,986	-	-	1,727,725	-	-
Interest Rates (DI1 and DIA)	13,499,244	-	-	42,328,562	-	-
Foreign Currency	2,781,304	-	-	2,563,038	-	-
Indexes (3)	14,331	-	-	78,332	-	-
Treasury Bonds/Notes	76,564	-	-	178,570	-	-
Others	-	-	-	3,413	-	-
Sold Position	44,003,907	-	-	53,481,372	-	-
Exchange Coupon (DDI)	12,445,388	-	-	17,359,882	-	-
Interest Rates (DI1 and DIA)	23,826,642	-	-	21,981,554	-	-
Foreign Currency	7,108,089	-	-	13,923,253	-	-
Indexes (3)	547,224	-	-	38,496	-	-
Treasury Bonds/Notes	76,564	-	-	178,187	-	-
Forward Contracts and Others	19,409,255	286,370	296,379	22,726,891	(13,508)	(29,941)
Purchased Commitment	11,044,997	451,451	333,553	11,564,473	412,217	298,083
Currencies	11,044,997	451,451	333,553	11,556,048	412,217	298,083
Others	-	-	-	8,425	-	-
Sell Commitment	8,364,258	(165,081)	(37,174)	11,162,418	(425,725)	(328,024)
Currencies	8,117,384	(183,171)	(73,882)	11,138,022	(442,856)	(272,312)
Others	246,874	18,090	36,708	24,396	17,131	(55,712)

(1) Includes credit derivatives.
(2) Includes stock options, indices and commodities.
(3) Includes Bovespa index and S&P.

a.2) Derivatives Financial Instruments by Counterparty

Notional				June 30, 2012	December 31, 2011
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
"Swap"	34,389,542	33,664,351	30,800,247	98,854,140	99,094,099
Options	601,972	1,847,484	180,718,134	183,167,590	266,612,580
Futures Contracts	-	-	62,146,336	62,146,336	100,361,012
Forward Contracts and Others	9,714,608	9,648,424	46,223	19,409,255	22,654,399

(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

a.3) Derivatives Financial Instruments by Maturity

Notional				June 30, 2012	December 31, 2011
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
"Swap"	16,889,149	25,346,790	56,618,201	98,854,140	99,094,099
Options	62,880,022	109,428,573	10,858,995	183,167,590	266,612,580
Futures Contracts	30,829,131	8,978,157	22,339,048	62,146,336	100,361,012
Forward Contracts and Others	8,918,045	6,796,715	3,694,495	19,409,255	22,654,399

a.4) Derivatives by Market Trading

Notional				June 30, 2012	December 31, 2011
	Stock Exchange (1)	Cetip (2)	Over the Counter	Total	Total
"Swap"	26,720,539	44,243,234	27,890,367	98,854,140	99,094,099
Options	182,501,177	666,413	-	183,167,590	266,612,580
Futures Contracts	62,146,336	-	-	62,146,336	100,361,012
Forward Contracts and Others	16,791	11,371,679	8,020,785	19,409,255	22,654,399

(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

a.5) Credit Derivatives

Transactions involving credit derivatives are carried out in order to reduce or eliminate exposure to specific risks arising from the purchase or sale of assets within the concept of credit portfolio management.

The volume of credit derivatives with total return rate – credit risk received corresponds to R$600,697 of cost (December 31, 2011 - R$557,327) and R$662,389 of fair value (December 31,2011 - R$500,425). During the period there were no credit events related to events provided for in the contracts.

Required base capital used amounted to R$3,547 (December 31, 2011, R$3,291).

a.6) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

Market Risk Hedge

	June 30, 2012			December 31, 2011
		Adjustment			Adjustment
	Cost	to Market	Fair Value	Cost	to Market	Fair Value
Hedge Instruments
Swap Contracts	55,151	(46,334)	8,817	74,928	1,247	76,175
Asset	873,597	32,504	906,101	417,731	35,864	453,595
CDI (Interbank Deposit Rates)	549,418	1,517	550,935	145,940	771	146,711
Indexed to Foreign Currency - Libor - US Dollar	324,179	30,987	355,166	271,791	35,093	306,884
Liabilities	(818,446)	(78,838)	(897,284)	(342,803)	(34,617)	(377,420)
Indexed to Foreign Currency - US Dollar	(542,422)	(53,993)	(596,415)	(101,410)	(908)	(102,318)
Indexed to Foreign Currency - Fixed Interest US Dollar	(55,543)	(4,475)	(60,018)	(55,498)	(5,067)	(60,565)
CDI (Interbank Deposit Rates)	(220,481)	(20,370)	(240,851)	(185,895)	(28,642)	(214,537)
Object of "Hedge"
Assets	779,578	45,509	825,087	342,473	3,787	346,260
Lending Operation	648,092	26,691	674,783	342,473	3,787	346,260
Indexed to Foreign Currency - US Dollar	409,482	36,663	446,145	100,871	1,450	102,321
Indexed to Foreign Currency - Fixed Interest US Dollar	56,127	3,891	60,018	55,663	4,902	60,565
CDI (Interbank Deposit Rates)	182,483	(13,863)	168,620	185,939	(2,565)	183,374
Securities	131,486	18,818	150,304	-	-	-
Securities Available for Sale - Debentures	131,486	18,818	150,304	-	-	-

Cash Flow Hedge

	June 30, 2012
	Reference		Adjustment
	Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts		(45,052)	(17,747)	(62,799)
Asset	771,730	771,730	69,981	841,711
Indexed to Foreign Currency - Swiss Franc (1)	686,065	686,065	61,875	747,940
Indexed to Pre Interest Rate - Chilean Peso (2)	85,665	85,665	8,106	93,771
Liabilities	(816,782)	(816,782)	(87,728)	(904,510)
Indexed to Foreign Currency - Pre Dollar	(816,782)	(816,782)	(87,728)	(904,510)
Future Contracts	31,475,272	-	-	-
DI1 Rate (3)	18,133,372	-	-	-
Foreign Currency - Dollar (4)	13,341,900	-	-	-

	December 31, 2011
	Reference		Adjustment
	Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts		(30,354)	(1,184)	(31,538)
Asset	651,490	651,490	26,989	678,479
Indexed to Foreign Currency - Swiss Franc (1)	300,488	300,488	25,792	326,280
Indexed to Pre Interest Rate - Real (2)	351,002	351,002	1,197	352,199
Liabilities	(681,844)	(681,844)	(28,173)	(710,017)
Indexed to Foreign Currency - Pre Dollar	(681,844)	(681,844)	(28,173)	(710,017)
Future Contracts	(1,794,034)	-	-	-
DI1 Rate (3)	(1,794,034)	-	-	-

	June 30, 2012	December 31, 2011

Hedge Object - Cost
Assets	14,249,262	-
Lending Operations - Financing and Export Credit and Imports	14,249,262	-
Liabilities	18,863,442	2,518,986
Eurobonds	733,664	300,803
Deposits from credit institutions - Foreign Loans	-	351,002
Times deposits	18,129,778	1,867,181

(1) Operation with maturing on December 1, 2014 and April 12, 2016 whose object of hedge are Eurobonds operations.
(2) Operation with maturing on April 13, 2016, and hedge object of Eurobonds transactions.
(3) Operation with maturing on January 2, 2014 and the updated amount of instruments is R$17,595,976 (December 31, 2011 - R$1,812,796) whose object of hedge are bank deposits certificates (CDB).
(4) Operation with maturing between July 31, 2012 and January 2, 2013 and updated value of the instruments of R$14,213,635, whose object of "hedge" are credit operations - credit and financing contracts for export and import.

The effect of marking to market the swaps and future contracts corresponds to a debit in the amount of R$235,291 and in December 31, 2011 to a credit in the amount of R$15,149 recorded in equity, net of tax effects.

There was not identified any ineffective portion to be recorded in income for the accounting period.

Investment Hedge

On June 30, 2012, the Bank has recorded a transaction of investment hedge on its stake in Santander EFC, with notional value of R$1,916,120, maturing between August to December 2012 and the effect of R$122,589 of exchange recorded in equity, net of tax effects. The effectiveness obtained for this portfolio of “hedge” is in accordance with the current regulations and was not identified any ineffective portion to be recorded in income over the period.

a.7) Derivatives Pledged as Guarantee

The margin as collateral for transactions traded on BMF&Bovespa with derivative financial instruments own and third party is made up of government securities in the amount of R$7,474,386 (December 31, 2011 – R$8,851,981).

a.8) Trading derivatives and used as hedge - Recorded in Assets and Liabilities

	June 30, 2012	December 31, 2011

Assets
Swap Differentials Receivable	4,259,887	3,334,672
Option Premiums to Exercise	292,027	208,117
Forward Contracts and Others	919,526	692,401
Total	5,471,440	4,235,190

Liabilities
Swap Differentials Payable	4,558,467	3,485,915
Option Premiums Launched	458,086	537,474
Forward Contracts and Others	623,147	722,342
Total	5,639,700	4,745,731

b) Financial instruments - Sensitivity analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and criteria for the classification of operations and capital management of Standardized Approach of Basileia II of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of regulatory bodies and international best practice, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the banking and trading portfolio, for each one of the portfolio scenarios as at June 30, 2012.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(1,991)	(33,342)	(66,685)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(946)	(28,836)	(57,672)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(129)	(8,000)	(16,000)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(29)	(163)	(326)
Foreign currency	Exposures subject to foreign exchange	(19,035)	(475,873)	(951,745)
Eurobond/Treasury/Global	Exposures subject to changes in interest rate negotiated roles in international market	(43)	(788)	(1,576)
Inflation	Exposures subject to change in coupon rates of price indexes	(3,733)	(34,985)	(69,969)
Shares and Indexes	Exposures subject to change in shares price	(2,329)	(58,235)	(116,470)
Other	Exposures not meeting the previous settings	(1,183)	(220)	(439)
Total (1)		(26,481)	(578,264)	(1,156,525)

(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency stock market and spot positions);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor; and

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Portfolio Banking
Risk Factor	Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar	8,719	22,563	44,296
TR and Long-term Interest Rate (TJLP)	(14,571)	(600,699)	(1,066,391)
Fixed Interest Rate - Reais	(50,985)	(797,900)	(1,474,541)
Inflation	(1,448)	(68,208)	(126,906)
Total (1)	(58,285)	(1,444,244)	(2,623,542)

(1) Amounts net of taxes.

Scenario 1: a situation considered probable by management. Based on market information, shocks were applied to a 10 basis point interest rate;

Scenario 2: a situation with a deterioration of 25% in the risk variable considered, and

Scenario 3: a situation with a 50% deterioration in the risk variable considered.

c) Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Bank is as follows:

	June 30, 2012	December 31, 2011

Investment funds	109,558,880	104,877,454
Assets under management	8,008,641	8,144,334
Total	117,567,521	113,021,788

d) Third-party securities held in custody

As of June 30, 2012 and December 31, 2011, the Bank held in custody marketable debt securities and equity instruments totaling R$118,017,950 and R$122,198,361, respectively entrusted to it by third parties.

e) Statements of value added

The following Statements of value added is not required under IFRS but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IFRS.

	June 30,
	2012		2011
Interest and similar income	27,198,223		24,485,171
Fee and commission income (net)	3,771,202		3,648,226
Impairment losses on financial assets (net)	(7,894,361)		(4,359,502)
Other income and expense	(1,673,225)		(124,660)
Interest expense and similar charges	(11,206,083)		(11,086,574)
Third-party input	(2,605,305)		(2,453,327)
Materials, energy and others	(280,288)		(254,875)
Third-party services	(2,141,793)		(2,011,524)
Impairment of assets	8,210		(13,963)
Other	(191,434)		(172,965)
Gross added value	7,590,451		10,109,334
Retention
Depreciation and amortization	(863,455)		(695,249)
Added value produced	6,726,996		9,414,085
Added value received from transfer
Investments in affiliates and subsidiaries	36,254		33,449
Added value to distribute	6,763,250		9,447,534
Added value distribution
Employee	3,059,454	45.2%	2,809,762	29.7%
Compensation	2,188,552		2,064,064
Benefits	530,393		471,656
Government severance indemnity funds for employees - FGTS	165,576		156,747
Other	174,933		117,295
Taxes	222,444	3.3%	2,218,456	23.5%
Federal	197,512		2,196,340
State	461		582
Municipal	24,471		21,534
Compensation of third-party capital - rental	299,028	4.4%	265,402	2.8%
Remuneration of interest on capital	3,182,324	47.1%	4,153,914	44.0%
Dividends and interest on capital	1,470,000		1,726,160
Profit Reinvestment	1,704,785		2,425,286
Profit (loss) attributable to non-controlling interests	7,539		2,468

Total	6,763,250	100.0%	9,447,534	100.0%

17. Supplementary information – Conciliation of shareholders’ equity and net income

The table below present a conciliation of shareholders’ equity and net income attributed to the parent between standards adopted in Brazil (BRGAAP) and IFRS, with the conceptual description of the main adjustments:

			June 30,		December 31,
	Note		2012	2011	2011

Shareholders' equity attributed to the parent under Brazilian GAAP			65,829,349	64,684,451	65,578,565
IFRS adjustments, net of taxes, when applicable:
Classification of financial instruments at fair value through profit or loss	c		10,165	(973)	13,840
Redesignation of financial instruments to available-for-sale	a		498,428	311,921	303,686
Impairment on loans and receivables	b		1,104,676	800,674	1,128,106
Deferral of financial fees, commissions and inherent costs under effective interest rate method	d		465,394	415,869	545,763
Reversal of goodwill amortization	e		11,604,695	8,318,542	9,786,227
Realization on purchase price adjustments	f		682,532	682,210	708,533
Share based payments	g		-	25,650	34,132
Others			(11,869)	31,339	(85,820)
Shareholders' equity attributed to the parent under IFRS			80,183,370	75,269,683	78,013,032
Non-controlling interest under IFRS			24,793	10,241	18,960
Shareholders' equity (including non-controlling interest) under IFRS			80,208,163	75,279,924	78,031,992

		Three-months ended		Six-months ended
		June 30		June 30
	Note	2012	2011	2012	2011

Net income attributed to the parent under Brazilian GAAP		555,041	811,323	1,411,526	1,824,284
IFRS adjustments, net of taxes, when applicable:
Classification of financial instruments at fair value through profit or loss	c	(8,595)	(5,238)	(298)	(2,444)
Redesignation of financial instruments to available-for-sale	a	281	19,256	1,614	8,913
Impairment on loans and receivables	b	3,207	353,693	(23,430)	580,084
Deferral of financial fees, commissions and inherent costs under effective interest rate method	d	(27,664)	79,556	(80,369)	115,869
Reversal of goodwill amortization	e	909,234	775,862	1,818,468	1,551,723
Realization on purchase price adjustments	f	(16,518)	67,077	(26,001)	41,016
Others		41,132	(18,782)	73,275	32,001
Net income attributed to the parent under IFRS		1,456,118	2,082,747	3,174,785	4,151,446
Non-controlling interest under IFRS		2,998	(4)	7,539	2,468
Net income (including non-controlling interest) under IFRS		1,459,116	2,082,743	3,182,324	4,153,914

a) Redesignation of financial instruments to available-for-sale:

Under BRGAAP, the Bank accounts some investments as for example in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in Consolidated Statements of Comprehensive Income, under the scope of IAS 39 “Financial Instruments: Recognition and Measurement”.

b) Impairment on loans and receivables:

On the income refers to the adjust based on estimated losses on loans and receivables portfolio, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement. These criteria differ in certain aspects of the criteria adopted under BRGAAP, which uses certain regulatory limits set by the Central Bank. Additionally, the equity accumulated adjustments of the allocation of purchase price when the acquisition of Banco Real, according to the requirements of IFRS 3 "Business Combinations".

c) Classification of financial instruments at fair value through profit or loss:

Under BRGAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” the financial assets can be measured at fair value and included in the category as “other financial assets at fair value through profit or loss” to eliminate or significantly reduce the accounting mismatch the recognition or measurement derived from measuring assets or liabilities or recognizing gains or losses on them on different bases, which are managed and their performance evaluated on the basis of fair value. Thus, the Bank classified loans, deposits and loans that meet these parameters, as the "other financial assets at fair value through profit or loss", as well as certain debt instruments classified as “available for sale” under BRGAAP. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

d) Deferral of financial fees, commissions and inherent costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognizes directly at income when received or paid.

e) Reversal of goodwill amortization:

Under BRGAAP, goodwill is amortized systematically over a period until 10 years and additionally, the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; comparing its recoverable amount with its carrying value. The tax amortization of goodwill of Banco ABN Amro Real SA represents a difference between book and tax basis of a permanent nature and definitive as the possibility of future use of resources to settle a tax liability is considered remote by management, supported by the opinion of expert external advisors. The tax amortization of goodwill is permanent and definitive, and therefore does not apply to the recognition of a deferred tax liability in accordance with IAS 12, on temporary differences.

f) Realization on purchase price adjustments:

As part of the allocation of the purchase price when the acquisition of Banco Real, following the requirements of IFRS 3, the Bank has revalued its assets and liabilities of the acquired to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the following items:

• The appropriation related to the value of assets in the loan portfolio. The initial registration of value of the loans at fair value, adjustment to the yield curve of the loan portfolio in comparison to its nominal value, which is appropriated by its average realization period.

• The amortization of the identified intangible assets with finite lives over their estimated useful lives.

g) Share based payments:

Banco Santander has a local long-term compensation plans linked to payments based in shares. According to IFRS 2 "share based payments", the amount of shares to be paid should be measured at the fair value and accounted in equity, while in BRGAAP it is accounted in "Other Payables - Other". ". In January 2012, the BRGAAP began to adopt CMN Resolution 3,989/11, which eliminated the asymmetry with the international standard.

18. Subsequent Events

Incorporation of Santander Consórcios by Santander Brasil Consórcio

On meetings to be carried out on July 25, 2012, the Board of Directors of Santander Consórcios and Santander Brasil Consórcio agreed and decided to submit for approval from their respective partners, the incorporation propose of Santander Consórcios ("Incorporated") by Santander Brasil Consórcio ("Incorporator").

The merger will give through the transfer of the net book value of incorporated for the equity of the incorporator, based on the audited balance sheet at June 30, 2012. The equity variations occurred between the base date of that balance sheet and the effectiveness of the incorporation (the date of the Contract Amendment) will be recognized and recorded directly on the incorporator.

The incorporation represents a step in the process of consolidation of Santander Conglomerate's investment in the country, with the consequent strengthening of its organizational and operational structure.

In addition to approval by shareholders of companies, the incorporation will be subject to approval by the Bacen.

APPENDIX I – SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.

				Adjusted
Direct and Indirect controlled by Banco Santander (Brasil) S.A.		Participation %		Stockholders'
	Activity	Direct	Indirect	Equity	Net Income
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (3)	Asset Manager	99.99%	100.00%	211,500	29,150
Banco Bandepe S.A. (3)	Bank	100.00%	100.00%	3,105,510	131,650
Santander Leasing S.A. Arrendamento Mercantil (3)	Leasing	78.57%	99.99%	10,428,376	429,072
Aymoré Crédito, Financiamento e Investimento S.A. (3)	Financial	100.00%	100.00%	1,168,735	(52,779)
Santander Administradora de Consórcios Ltda. (3)	Buying club	100.00%	100.00%	4,292	62
Santander Brasil Administradora de Consórcio Ltda. (3)	Buying club	100.00%	100.00%	164,564	16,849
Santander Microcrédito Assessoria Financeira S.A. (5)	Microcredit	100.00%	100.00%	21,098	3,542
Santander Brasil Advisory Services S.A. (1) (5)	Other Activities	96.52%	96.52%	17,614	954
CRV Distribuidora de Títulos e Valores Mobiliários S.A. (3) (6)	Dealer	100.00%	100.00%	23,760	2,013
Santander Corretora de Câmbio e Valores Mobiliários S.A. (3)	Broker	99.99%	100.00%	283,137	37,371
Santander Participações S.A. (1) (5) (6)	Holding	100.00%	100.00%	1,561,949	158,219
Santander Getnet Serviços para Meios de Pagamento S.A. (5) (9)	Other Activities	50.00%	50.00%	43,895	17,773
Sancap (5)	Holding	100.00%	100.00%	306,588	65,992
Mantiq Investimentos Ltda (5) (7)	Other Activities	100.00%	100.00%	5,901	1,101
Santos Energia Participações S.A. (5) (7)	Holding	100.00%	100.00%	2,164	(326)
MS Participações Societárias S.A (5) (10)	Holding	78.35%	78.35%	6,583	(6,614)
Santander Brasil EFC (8)	Financial	100.00%	100.00%	1,916,120	886

Controlled by Sancap
Santander Capitalização S.A. (2) (4)	Savings and annuities	-	100.00%	306,069	66,014

Controlled by Santander Advisory Services S.A.
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (5)	Insurance Broker	-	99.99%	118,628	4,475
Webmotors S.A. (5) (11)	Other Activities	-	100.00%	68,186	7,672

Brazil Foreign Diversified Payment Rights Finance Company (a)	Securitization	-	(a)	-	-

(a) Company over which effective control is exercised, according with IAS 27 – Consolidated and Separate Financial Statements and SIC 12 – Consolidation – Special Purpose Entities, and there is no equity.
(1) At the Extraordinary General Meeting held on August 26, 2011 the following was approved (i) name change of Santander Advisory Services S.A. to Santander Participações S.A.; (ii) name change of Santander CHPS S.A. to Santander Brasil Advisory Services S.A.; and (iii) amendment of their by-laws in order to change their legal purposes.
(2) Participation transferred to Sancap through the partial spin-off of Zurich Santander Brasil Seguros e Previdência S.A., as mentioned in note 3.c.
(3) The adjusted stockholders' equity and the net income are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.
(4) The adjusted stockholders' equity and the net income are in accordance with the pronouncements and interpretations issued by the Accounting Pronouncements Committee (CPC) and countersigned by the National Council of Private Insurance (CNSP) and the Susep.
(5) The adjusted stockholders' equity and the net income are in accordance with accounting practices established by Brazilian Corporate Law, in conjunction to technical pronouncement of the CPC, correlated to the International Financial Reporting Standards - IFRS.
(6) At the Extraordinary General Meeting held on August 31, 2011 were approved (i) of the partial split CRV DTVM by Santander Participações, and the version of the separated part refers exclusively to the entire stake held by CRV DTVM in the capital of Santander Securities (Brazil) Corretora de Valores Mobiliarios S.A. (Santander Securities), and (ii) the merger of Securities by Santander Participações. In the Meeting held on March 29, 2012, were approved the capital increase of Santander Participações amounts R$1,000,000, through the transfer of assets of Banco Santander (Brasil), amount of R$745,191 and in the form of cash, totaling R$254,809.
(7) Investment acquired in December 2011.
(8) Independent subsidiary in Spain, established in March 2012.
(9) Banco Santander holds power in decisions related to business strategy, also the bank enables to Getnet the use of the branch network and the Bank's brand to marketing products which among other factors determines the control of the Bank under the entity.
(10) Investment acquired in February 2011.
(11) On June 29, 2012, was approved the capital increase of Santander Participações amounting R$135,000, by issuing of new shares subscribed and paid by Banco Santander as follows: R$69,163 in local currency and R$65,837 by the conference of 366.182.675 thousand of shares of its wholly-owned subsidiary Webmotors S.A. transferring control to Santander Participações.

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 26, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer